

The Report 2003

FOOTHILL INDEPENDENT BANCORP

Financial Highlights

FIVE YEAR FINANCIAL SUMMARY

SUMMARY OF OPERATIONS	2003	2002	2001	2000	1999
	(dollars in thousands)				
Interest income	$ 35,680	$ 34,811	$ 36,736	$ 38,983	$ 35,551
Interest expense	4,283	5,039	9,030	11,103	8,333
Net interest income	31,397	29,772	27,706	27,880	27,218
Provision for possible loan losses	348	460	498	1,070	485
Net interest income after provision for possible loan losses	31,049	29,312	27,208	26,810	26,733
Other income	5,613	5,694	5,414	4,604	4,521
Other expense	23,515	22,934	21,846	20,794	21,342
Income before income taxes	13,147	12,072	10,776	10,620	9,912
Applicable income taxes	4,726	4,378	3,926	3,920	3,662
Net income	8,421	7,694	6,850	6,700	6,250
Cash dividends(1)	0.68	0.43	0.40	0.36	0.41
SELECTED YEAR END BALANCES					
Investment securities	145,550	80,778	79,743	70,816	61,548
Loans and leases (net)	455,101	437,441	404,200	364,782	339,533
Assets	686,158	604,818	550,141	505,825	458,676
Deposits	612,049	534,562	475,390	454,041	397,264
Other debt (2)	8,248	8,248	19,000	—	8,819
Shareholders' equity	60,788	57,576	51,852	48,263	48,439
PER COMMON SHARE DATA					
Net income – Basic(3)(4)	1.27	1.17	1.04	0.97	0.84
Net income – Diluted(3)(4)	1.18	1.09	0.99	0.94	0.79
Cash dividends	0.68	0.43	0.40	0.36	0.41
Book value (At year-end)(3)	9.07	8.76	7.92	7.24	6.60
Number of shares used in per share calculation – Basic(3)(4)	6,613,062	6,562,700	6,571,543	6,906,748	7,481,531
Number of shares used in per share calculation – Diluted(3)(4)	7,140,144	7,059,565	6,912,383	7,149,019	7,947,629

Years Ended December 31,

(1) For information regarding restrictions affecting the ability of the Company to pay cash dividends, see Note 13 to the Company's Consolidated Financial Statements. (2) For information regarding other debt see Note 9 to the Company's Consolidated Financial Statements. (3) Retroactively adjusted for stock dividends and stock splits. (4) For information regarding the determination of basic and diluted earnings per share, see Note 17 to the Company's Consolidated Financial Statements.

TWO YEAR SUMMARY COMMON STOCK PRICES

The Company's common stock trades on The NASDAQ National Market System under the symbol "FOOT". At December 31, 2003, the Company had approximately 1,040 shareholders of record. The following table sets forth the high and low trade prices per share of the Company's common stock as reported on The NASDAQ National Market System, for the quarters indicated.

	Trade Prices (1)		Stock Dividends	Cash Dividends
Quarter Ended	**High**	**Low**		
03/31/03	**17.11**	**14.23**	**—**	**0.11**
06/30/03	**18.81**	**15.83**	**—**	**0.12**
09/30/03	**20.97**	**16.71**	**—**	**0.12**
12/31/03	**22.29**	**19.13**	**9.00%**	**0.33**
03/31/02	**12.37**	**10.36**	**—**	**0.10**
06/30/02	**14.52**	**10.96**	**—**	**0.11**
09/30/02	**17.84**	**11.08**	**—**	**0.11**
12/31/02	**18.38**	**14.31**	**9.00%**	**0.11**

(1) Retroactively adjusted for stock dividends and stock splits.

Our Corporate Profile

The Company's principal operating subsidiary is Foothill Independent Bank, a California commercial bank with its corporate offices located in Glendora, (approximately 40 miles east of Los Angeles) conveniently based in the San Gabriel Valley, which bridges the Los Angeles and Inland Empire areas.

Foothill Independent Bank operates twelve full service branch locations within Los Angeles, San Bernardino and Riverside counties. Foothill's product offerings include traditional banking services, such as commercial and consumer deposit and loan products, as well as a variety of innovative cash management services including Internet banking at *www.foothillbank.com.*

The Bank's customer service delivery objective is to provide all relationships with an exceptional banking experience. The manner in which we do so is known Company-wide as Platinum Service. Bank employees recognize the importance of fulfilling this promise during every interaction. The result of this approach sustains the Company's brand image as a service innovator and distinguishes the Bank's market presence, ultimately translating into a net interest margin which exceeds our California peer group average and increasing value for our shareholders.

The management philosophy of the Company is one of balance between risk and return, further ensuring maximum value for our shareholders. Management's commitment to high standards has earned significant recognition from such Bank rating firms as Bauer Financial Reports, Inc., The Findley Reports and Veribanc, Inc. who have presented the Company with awards for strength and stability. It is through our combined commitment and dedication to financial strength, stability and service that we have consistently achieved a return on assets of 1.0% or better throughout the Company's history.



Table of Contents

Our Vision

At Foothill Independent Bank we are committed to quality service, which consistently exceeds expectations. Our employees are empowered and strive to create new and innovative ways to enhance relationships. We are dedicated to remain a community bank, with profitable growth, which will rank us in the top ten percent of our peer group. TOGETHER we will create an environment, which focuses on our customer as our primary reason for being.

Striving to exceed your expectations.



Earnings & Income



Earnings
Per Share
(basic)
Net Income
(millions)
03′
$1.27
03′
$8.4
02′
$1.17
02′
$7.7
01′
$1.04
01′
$6.8
00′
$0.97
00′
$6.7
99′
$0.84
99′
$6.2

*Retroactively adjusted for stock dividends and stock splits.



The Report to Shareholders

It was an exciting year at Foothill, the year of our 30th anniversary...we celebrated, received recognition, achieved goals, and reported our most profitable year to date.

A record fourth quarter was a fitting end to an excellent year for Foothill and its stockholders. Fourth quarter net income increased 22% to $2.2 million, or $0.31 per diluted share while full year net income grew 9% to $8.4 million, or $1.18 per diluted share. Return on average assets and return on average equity at year-end were 1.29% and 14.35%, respectively.

Despite a difficult interest rate environment, we grew profits and lowered our cost of funds through our strategy of building core deposits. Core deposits, which consist of no cost demand and lower-cost savings and money market deposits, increased 19% to $537 million, representing 88% of total deposits at year-end. Total deposits were $612 million, up 14% from the previous year. Loan production remained strong in 2003, however loan portfolio growth slowed due to significant prepayments resulting in total loan growth of 4% to $460 million. Although our net interest margin has trended downward somewhat, at 5.27% for 2003, it remains among the best in our peer group of banks. Credit quality remained excellent as non-performing assets decreased to 0.09% of total assets at year-end. Total assets increased 13% to $686 million at December 31, 2003.

We expect future loan portfolio growth to be supported by our approval as a Preferred Lender with the U. S. Small Business Administration (SBA). Preferred lenders are selected based on their historical record with the SBA, demonstrating a proficiency in processing and servicing SBA-guaranteed loans. Our selection as an SBA Preferred Lender substantiates our commitment to serving the financing needs of small businesses in Southern California. This designation promotes speed and convenience for our customers while providing Foothill with a highly secure pool of loans through which we can build our portfolio.

As a community-focused bank, we are proud to assume our responsibility to reinvest in the communities that we serve. One way we do that is through partnerships with organizations such as the Inland Empire Lenders Community Development Corporation (IELCDC). This organization provides capital to small businesses in San Bernardino and Riverside counties giving them the opportunity to start up, grow, and ultimately attain their business goals. The Bank Enterprise Award program recognizes the key role played by financial institutions in promoting community revitalization through the provision of essential financial services, credit, and investment capital. Because of our IELCDC support, Foothill was one of just four California banks to receive the Bank Enterprise Award for 2003.

The Company has generated consistent earnings growth over the years, and has a tradition of sharing that success with our shareholders, including a long history of increasing cash dividends. The cash dividend was increased twice in 2003 and a special cash dividend was paid of $0.20 per share was paid. The company issued a 9% stock dividend in January of 2003 and again in January 2004, which further reflects our commitment to enhancing shareholder value.


Certificate of Recognition
Foothill Independent Bank

To build strength for the future, we will continue to seek acquisition opportunities that will invigorate growth and make fiscal sense. Short of such opportunities, we will look to open a branch or two this year, either by filling in gaps within our market to the south or expanding our presence to the east. Additionally, it is our intention to sustain our efforts to review current operations with the goal of cutting costs and driving down our efficiency ratio. Solid growth will be cultivated by striving to generate new loans while maintaining our underwriting standards. As always, Team Foothill will remain steadfast in generating core deposits by expanding current relationships and working to attract new relationships by delivering an exceptional customer service experience.


California Legislature
Assembly
Certificate of Recognition
Foothill Independent Bank
30th Anniversary Meeting of Shareholders



William Landecena, Chairman of the Board of Directors and George Langley, President & CEO with representatives from local dignitary offices including Senator Bob Margett, California State Assemblyman Dennis Mountjoy, Congressman David Dreier and Los Angeles County Supervisor Michael D. Antonovich at the 2003 annual meeting of shareholders.

Our appreciation goes out to all those who contributed to making our 30th year of business the best ever. To our shareholders, thank you for your confidence in and support of the Company. To our customers, we firmly believe that you are our primary reason for being and value your relationship. And of course, our gratitude to our dedicated team of employees who consistently deliver platinum service to our customers and who work diligently to grow the Bank. Thank you all for sharing in our success.


Congress of the United States
In Special Recognition
of
Foothill Independent Bank
30th Anniversary
For Outstanding Service to the Community


County of Los Angeles
Foothill Independent Bank

George E. Langley
President & CEO

Steady growth over several years produces spectacular results. Formed in 1973, our founding directors believed that a locally managed and operated bank with a strong focus on customer service would accomplish what no other bank had done before: serve and be of service to the community. Throughout our history, Foothill's motivation to deliver an exceptional banking experience has extended beyond the boardroom to our teller lines. Platinum Service and relationship building that represents quality, commitment and trust has made us the highly respected community-focused bank we are today and remains the base of our solid future.





The Findley Reports

The Findley Reports on Financial Institutions

commends the Directors, Officers and Staff of

FOOTHILL INDEPENDENT BANK

and awards the classification of

SUPER PREMIER PERFORMANCE

for exceeding all of the performance criteria for such classification during the year of 2002

Gary Steven Findley, Editor



BauerFinancial, Inc., Coral Gables, Florida *is pleased to award its five-star "SUPERIOR" rating to*

Foothill Independent Bank
Glendora, California

Rated five-stars for 17 consecutive quarters
Five-stars is our highest rating and indicates that this bank is one of the safest in the United States

Awarded June 2003
Rated five-stars since June 1999

Paul A. Bauer, Founder



VERIBANC, Inc.

Blue Ribbon Bank

According to our analysis of data obtained from the Federal Reserve Board Release for the Fourth Quarter, 2002 Veribanc, Inc. has determined that

Foothill Independent Bank
Glendora, California

meets all of the safety and soundness criteria for our highest level of recognition. We congratulate their management and staff.

Michael M. Heller, President

[illegible]taining [illegible]gh level of progressio[illegible] continued rec[illegible]nition for our financia[illegible] [illegible] rated Foothill with a "S[illegible]" the bank received a "5 Star" ra[illegible] from Baue[illegible] and was named a "Blue Ribbon [illegible]" by [illegible] [illegible]r more than eight consecutive quarters, ea[illegible] the top ra[illegible]ction of "Green/***BB."

These top industry awards were further complimented by achieving the U.S. Small [illegible]ess Administration's Preferred Lender Status and being the recipie[illegible] [illegible]k Enterprise Awards (BEA) program, which re[illegible] [illegible]ial institutions that promote community revital[illegible] [illegible]h the provision of essential financial support. Foothill was one of just four California banks to receive the BEA Award for 2003.

Combining various elements to form a flawless relationship for each customer involves creating customized services with an innovative approach. Our ability to cultivate a unique customer-concentrated experience is accomplished by demonstrating value and differentiation. This process grows from our Platinum Service brand image and involves every aspect of relationship development from mangers meeting regularly with our customers at their place of business to friendly, personable in-branch transactions. Strengthening these relationships and building loyalty by providing resources and information to help our commercial customers improve their business also creates awareness of our broad capabilities as a full-service, yet local, community bank.



Our growth potential is limitless as we use these multiple channels to strengthen the core of our service foundation. As we develop the potential of our current customer base, discover new products, implement innovative services and utilize technology effectively we ultimately enhance our customers' experiences, loyalty and admiration.

Intensifying our competitive advantage by promoting our distinctiveness required a bold step to compose our own Platinum Service language. Inventing new words, definitions and conveying ideas that describe our unique selling points creates an environment of relevance, intrigue and successfully differentiates us from the competition.



ultraflexabizable
FOOTHILL INDEPENDENT BANK
The unusual and highly desirable ability to have flexible business banking relationships.
It's just another way of saying Foothill has the best employees, service and products in town.

This dazzling new advertising concept ultimately aligns the bank with customer needs while delivering a new spin on our core brand image. We call this campaign "superbankability." It's just another way of saying Foothill has the best employees, service and products in town.

Management's Discussion and Analysis of Financial Condition & Results of Operations

GENERAL

The following discussion should be read in conjunction with our audited consolidated financial statements, and the footnotes thereto, contained elsewhere in this report and the statements regarding forward-looking information and the factors that could affect our future performance described below in this Report.

Our principal operating subsidiary is Foothill Independent Bank (the "Bank"), which is a California state chartered bank and a member of the Federal Reserve System. The Bank accounts for substantially all of our consolidated revenues and income. Accordingly, the following discussion focuses primarily on the Bank's operations and financial condition.

Forward-Looking Statements

The discussion below in this Section of this Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "1933 Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Those Sections of the 1933 Act and 1934 Act provide a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their financial performance so long as they provide meaningful, cautionary statements identifying important factors that could cause actual results to differ significantly from projected results. Other than statements of historical fact, all statements in this Report and, in particular, any projections of or statements as to our expectations or beliefs concerning our future financial performance or financial condition or trends in our business or in our markets, are forward-looking statements. Forward-looking statements often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." Factors that could affect our future operating results and cause them to differ, possibly significantly, from those currently anticipated are described in this Section of this Report, including in the subsections entitled "Critical Accounting Policies" and "Factors That Could Affect Our Future Financial Performance" and, according, this Section of this Report should be read in its entirety.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and general practices in the banking industry. The information contained within our financial statements is, to a significant extent, based on approximate measures of the financial effects of transactions and events that have already occurred. However, the carrying value of some of our assets can be affected by estimates and the judgments we make about future or anticipated events, the outcome of which, in some cases, is outside of our control and which could cause our future operating results to differ, possibly materially, from the results that are currently expected.

Judgments Regarding Reserves for Potential Loan Losses. The accounting policies we follow in determining the sufficiency of the reserves we establish for possible loan losses require us to make judgments and assumptions about future economic and market conditions that can affect the ability of our borrowers to meet their loan payment obligations. For example, if economic or market conditions were to change in an unexpectedly adverse manner or interest rates were to increase beyond the levels expected by us when we established the reserves for loan losses, such changed conditions could increase the possibility of borrower payment defaults, which could require us to increase reserves for potential loan losses. Since reserves are increased by a charge against income (known as the "provision for loan losses"), such changed conditions could cause our earnings to decline in the period when those increases are recorded. See "Results of Operation -- *Provision for Loan Losses*" below in this Section of this Report. Additionally, conditions or events of this nature could require us to reduce the carrying values of the loans that are affected by these conditions (often referred to as "loan write-downs or "loan charge-offs"). Since loans represent the largest component of our total assets, unanticipated changes in economic or market conditions potentially can have a significant effect on the amount of our reported assets as set forth on our balance sheet.

Utilization of Deferred Income Tax Benefits. The provision that we make for income taxes is based on, among other things, our ability to use certain income tax benefits available under state and federal income tax laws to reduce our income tax liability. As of December 31, 2003, the total of the unused income tax benefits (referred to in our consolidated financial statements as a "deferred tax asset"), available to reduce our income taxes in future periods was $2,818,000. Such tax benefits expire over time unless used and the realization of those benefits is dependent on our generating taxable income in the future in amounts sufficient to utilize those tax benefits prior to their expiration. We have made a judgment, based on historical experience and current and anticipated market and economic conditions and trends, that it is more likely than not that we will generate taxable income in future years sufficient to fully utilize those benefits. In the event, however, that our income were to decline in future periods making it less likely that those benefits could be fully utilized, we would be required to establish a valuation reserve to cover the potential loss of those tax benefits. The creation of such an allowance would result in an increase in the provision we make for income taxes, and, therefore, would have the effect of reducing our net income.

Results Of Operations

Overview of Fiscal 2003 Operating Results.

The principal determinant of a banking organization's income is net interest income, which is the difference between the interest that a bank earns on loans, investments and other interest earning assets, and its interest expense, which consists primarily of the interest it must pay to attract and retain deposits and the interest that it pays on other interest bearing liabilities. A bank's interest income and interest expense are, in turn, affected by a number of factors, some of which are outside of its control, including the monetary policies of the Federal Reserve Board, national and local economic conditions, and competition from other depository institutions and financial services companies, which affect interest rates and also the demand for loans and the ability of borrowers to meet their loan payment obligations.

The following table sets forth information regarding the interest income that we generated, the interest expense that we incurred, our net interest income and our net earnings in years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,		
	2003	2002	2001
		(In Thousands)	
Interest Income	$35,680	$34,811	$36,736
Interest Expense	4,283	5,039	9,030
Net interest income	31,397	29,772	27,706
Net Income	$ 8,421	$ 7,694	$ 6,850

During 2001 the Federal Reserve Board adopted and began implementing a monetary policy that was designed to reduce market rates of interest in an effort to stimulate the U.S. economy, which was heading into recession. That policy continued through 2002 and 2003, as the hoped for economic recovery has been slow to develop. Pursuant to that policy the Federal Reserve Board reduced interest rates throughout 2001 and, as a result, the prime rate of interest charged by most banks declined from 9.50% to 4.75% during 2001. It remained at 4.75% through most of 2002, declining to 4.25% in November 2002, where it remained until late June of 2003 when it declined further to 4.00% as a result of a further reduction in interest rates by the Federal Reserve Board. Those monetary policies, combined with the continued softness in the United States economy, caused the average rate of interest earned on our interest earning assets to decline to 6.0% in fiscal 2003 from 6.7% in fiscal 2002 and 7.8% in fiscal 2001.

Despite that decline, as indicated in the table above, we still achieved an increase of $727,000, or 9.5%, in net earnings in 2003 as compared to 2002. That increase was primarily due an increase in net interest income in 2003 of $1,625,000,or 5.5%, as compared to 2002, which was partially offset by a $581,000 increase in non-interest expense.

As the following table indicates, net earnings for 2003 represented a return on average assets of 1.29% and a return on average equity of 14.35%, compared to 1.34% and 14.07%, respectively, for 2002.

	2003	2002	2001
Return on Assets	1.29%	1.34%	1.32%
Return on Equity	14.35%	14.07%	13.81%
Dividend Payout Ratio	53.54%	33.86%	32.26%
Equity to Asset Ratio	8.99%	9.53%	9.55%

Results of Operations for the Years ended December 31, 2003 and 2002.

Net Interest Income. As indicated by the following table, which sets forth the net interest earnings (in thousands of dollars) and the net yields on average earning assets for the years ended December 31, 2003, 2002 and 2001, the increase in net interest income in 2003 was due to the combined effect of a $869,000 increase in interest income and a $756,000 reduction in interest expense.

	2003	2002	2001
Total interest income[1][2]	$ 35,993	$ 35,165	$ 37,048
Total interest expense[3]	$ 4,283	$ 5,039	$ 9,030
Net interest income[1][2]	$ 31,710	$ 30,126	$ 28,018
Net average earning assets[2]	$602,457	$529,174	$473,815
Net yield on average earning assets[1][2]	5.3%	5.7%	5.9%
Net yield on average earning assets (excluding loan fees)[1][2]	4.8%	5.4%	5.6%

[1] Interest income includes the effects of tax equivalent adjustments on tax exempt securities and leases using tax rates that approximate 35.9 percent for 2003, 36.3 percent for 2002 and 36.4 percent for 2001.

[2] Loans, net of unearned discount, do not reflect average reserves for possible loan losses of $4,711,000 in 2003, $4,378,000 in 2002, and $3,890,000 in 2001. Loan fees of $2,582,000 in 2003, $1,463,000 in 2002, and $1,364,000 in 2001 are included in interest income. Average loan balances include loans placed on non-accrual status during the periods presented, but interest on such loans has been excluded. There were three non-accruing loans totaling $608,000 (0.1% of total loans outstanding) at December 31, 2003, and four non-accruing loans totaling $1,455,000 (0.4%, of total loans outstanding) at December 31, 2002 and six non-accruing loans totaling $2,717,000 (0.7% of total loans outstanding) at December 31, 2001.

[3] Includes NOW and Money Market Deposit Accounts.

<u>Increase in interest income.</u> The increase in interest income was primarily attributable to the following factors (set forth in order of importance in terms of their effect on interest income):

- an increase in loan volume, which more than offset the effect of declining rates of interest on interest income; and
- an increase in loan prepayment fees, due to refinancings of mortgage loans, or mortgage loan payoffs on sales of real properties, by borrowers who chose to take advantage of declining interest rates or increasing property values in our markets.

Although these mortgage loan refinancings and payoffs helped to increase our interest income in 2003, they could have the effect of reducing average yields on outstanding loans and, therefore, our net interest margin in future periods

<u>Reduction in Interest Expense.</u> The reduction in interest expense was primarily attributable to the following factors (set forth in order of importance in terms of their impact on interest expense):

- lower rates of interest paid on deposits that resulted principally from the lowering of market rates of interest by the Federal Reserve Board; and
- a reduction in the average volume of outstanding time deposits, including those in denominations of $100,000 or more, as a result of our decision to allow some of those deposits to be withdrawn on their maturity rather than seeking their renewal

Information Regarding Average Interest Earning Assets and Interest Bearing Liabilities. The following table sets forth (i) the average amounts of and the average interest rates charged on our interest earning assets and (ii) the average amounts of and the average interest rates paid on our interest bearing liabilities. Averages were computed based upon daily balances and dollars are in thousands.

	2003			2002			2001		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Earning Assets:									
Investment Securities									
U.S. Treasury	$ 555	$ 17	3.1%	$ 349	$ 15	4.3%	$ 565	$ 28	5.0%
U.S. Government Agencies	95,771	2,973	3.1	43,629	2,007	4.6	45,453	2,505	5.5
Municipal Leases[1]	7,992	600	7.5	8,119	657	8.1	5,060	432	8.5
Other Securities	3,127	100	3.2	16,426	390	2.4	17,742	780	4.4
Total Investment Securities	107,445	3,690	3.4	68,523	3,069	4.5	68,820	3,745	5.4
Federal Funds Sold	34,370	359	1.0	27,504	430	1.6	21,043	808	3.8
Due from Banks - Time	8,320	122	1.5	7,544	194	2.6	12,119	564	4.7
Loans[2]	451,351	31,742	7.0	424,443	31,379	7.4	370,882	31,849	8.6
Lease Financing[1]	971	80	8.2	1,160	93	8.0	951	82	8.6
Total Interest-Earning Assets[1]	$602,457	$35,993	6.0%	$529,174	$35,165	6.6%	$473,815	$37,048	7.8%

	2003			2002			2001		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
				(Dollars in Thousands)					
Interest Bearing Liabilities:									
Domestic Deposits and Borrowed Funds:									
Savings Deposits[3]	$288,756	$ 2,585	0.9%	$242,305	$ 2,784	1.1%	$201,183	$ 3,743	1.9%
Time Deposits	80,612	1,325	1.6	88,824	2,216	2.5	108,989	5,282	4.8
Short-Term Borrowings	—	—	0.0	—	—	0.0	260	5	1.9
Long-Term Borrowings	8,248	373	4.5	667	39	3.7	—	—	0.0
Total Interest-Bearing Liabilities	$377,616	$ 4,283	1.1%	$331,796	$ 5,039	1.5%	$310,432	$ 9,030	2.9%

[1] Interest income includes the effects of tax equivalent adjustments on tax exempt securities and leases using tax rates that approximate 35.9 percent for 2003, 36.3 percent for 2002 and 36.4 percent for 2001.
[2] Loans, net of unearned discount, do not reflect average reserves for possible loan losses of $4,711,000 in 2003, $4,378,000 in 2002, and $3,890,000 in 2001. Loan fees of $2,582,000 in 2003, $1,463,000 in 2002, and $1,364,000 in 2001 are included in interest income. Average loan balances include loans placed on non-accrual status during the periods presented, but interest on such loans has been excluded. There were three non-accruing loans totaling $608,000 (0.1% of total loans outstanding) at December 31, 2003, and four non-accruing loans totaling $1,455,000 (0.4%, of total loans outstanding) at December 31, 2002 and six non-accruing loans totaling $2,717,000 (0.7% of total loans outstanding) at December 31, 2001.
[3] Includes NOW and Money Market Deposit Accounts.

Rate Sensitivity, Net Interest Margins and Market Risk.

Rate Sensitivity. Like other banks and bank holding companies, our margins (that is, the difference between yields we are able to realize, and therefore the interest income that we are able to generate, on loans and other interest earning assets, on the one hand, and the interest we pay on deposits, on the other hand) are affected by a number of factors, including the relative percentages or the "mix" of:

- our assets, between loans, on the one hand, on which we are able to obtain higher rates of interest, and investment securities, federal funds sold and funds held in interest-bearing deposits with other financial institutions, on the other hand, on which yields generally are lower;
- variable and fixed rate loans in the loan portfolio; and
- demand, savings and money market deposits, on the one hand, and higher priced time deposits, on the other hand.

Impact on Net Interest Margins of the Mix of Fixed and Variable Rate Loans. As a general rule, in an interest rate environment like the one we have experienced during the past two years, a bank with a relatively high percentage of variable rate loans will experience a decline in net interest margins because those loans will "reprice" automatically when market rates of interest decline. By contrast, a bank with a large proportion of fixed rates loans generally will experience an increase in net interest margins, because the interest rates on those fixed rate loans will not decline in response to declines in market rates of interest. In a period of increasing interest rates, however, the interest margin of banks with a high proportion of fixed rate loans generally will suffer because they will be unable to "reprice" those loans to fully offset the increase in the rates of interest they must offer to retain maturing time deposits and attract new deposits. A bank with a higher proportion of variable loans in an environment of increasing market rates of interest will, on the other hand, be able to offset more fully the impact of rising rates of interest on the amounts they must pay to retain existing and attract new deposits.

The following table sets forth the maturities of our loans, and the mix of fixed and variable rate loans, as of December 31, 2003 (in thousands):

	MATURING			
	Within One Year	One to Five Years	After Five Years	Total
Total fixed rate loans	$16,447	$49,854	$258,151	$324,452
Total variable rate loans	36,394	18,975	80,281	135,650
Total	$52,841	$68,829	$338,432	$460,102

Impact on Net Interest Margins of the Mix of Demand, Savings and Time Deposits. In a period of declining market rates of interest, all other things being equal, a bank with a greater proportion of demand and savings accounts, as compared to time deposits, is likely to have, at least for the short term, a higher interest margin than a bank with a greater proportion of time deposits, because a bank must wait for its time deposits to mature before it can implement reductions in the rates of interest it must pay on those deposits in response to declining market rates of interest. By contrast, such reductions can be implemented more quickly on savings and money market deposits. As a result, in a period of increasing market rates of interest, all other things being equal, a bank with a higher proportion of time deposits will generally have, at least for the short term, a higher interest margin than a bank with a higher proportion of savings deposits and a lower proportion of time deposits, because a bank need not increase the interest it pays on its time deposits until they mature, while it will usually have to increase its interest rates on savings and money market deposits to be able to retain them in response to increasing market rates of interest and competition from other depository institutions.

The average amounts (in thousands) of and the average rates paid on deposits, by type, in the year ended December 31, 2003 are summarized below:

	Year ended December 31, 2003	
	Average Balance	Average Rate
Noninterest bearing demand deposits	$212,278	-0-
Savings Deposits[1]	288,756	0.9%
Time Deposits[2]	80,612	1.6%
Total Deposits	$581,646	0.7%

Impact of Changes in the Mix of Earning Assets and in the Mix of Interest Bearing Liabilities. The increase in net interest income in 2003 was not only attributable to a decline in interest rates paid on interest bearing deposits, but also to a reduction in the volume of our higher priced time deposits that resulted from a decision we made to allow some of those deposits to "run off" rather than to seek their renewal. Additionally, we were able to mitigate somewhat the effect of declining market rates of interest on interest income by implementing marketing programs that enabled us to increase the volume of our outstanding loans in 2003.

The following table sets forth changes in interest earned, including loan fees, and interest paid in each of the years ended December 31, 2003 and 2002 and the extent to which those changes were attributable to changes in the volume or changes in the mix of interest earning assets and changes in the volume or changes in the mix of interest bearing liabilities. Changes in interest earned and interest paid due to both rate and volume have been allocated to the in proportion to the relationship of the absolute dollar amounts of the changes in each category. (Amounts are in thousands).

Interest Earned On	Investment Securities Taxable	Investment Securities Non-Taxable[1]	Federal Funds Sold	Loans[1][2]	Direct Lease Financing[1]	Time Deposits	Total
2003 compared to 2002:							
Increase (decrease) due to:							
Volume Changes	$ 438	$ (36)	$ 92	$ 1,972	$(16)	$ 18	$ 2,468
Rate Changes	240	(21)	(163)	(1,609)[2]	3	(90)	(1,640)
Net Increase (Decrease)	$ 678	$ (57)	$ (71)	$ 363	$(13)	$ (72)	$ 828
2002 compared to 2001:							
Increase (decrease) due to:							
Volume Changes	$ (12)	$ 444	$ 198	$ 4,236	$ 17	$(169)	$ 4,714
Rate Changes	(889)	(219)	(576)	(4,706)[2]	(6)	(201)	(6,597)
Net Increase (Decrease)	$(901)	$ 225	$(378)	$ (470)	$ 11	$(370)	$(1,883)

Interest Paid On:	Savings Deposits	Other Time Deposits	Long Term Borrowings[3]	Short Term Borrowings	Total
2003 compared to 2002					
Increase (decrease) due to:					
Volume Changes	$ 479	$ (190)	$345	$—	$ 634
Rate Changes	(678)	(701)	(11)	—	(1,390)
Net Increase (Decrease)	$ (199)	$ (891)	$334	$—	$ (756)
2002 compared to 2001					
Increase (decrease) due to:					
Volume Changes	$ 663	$ (846)	$ 39	$ (5)	$ (149)
Rate Changes	(1,622)	(2,220)	—	—	(3,842)
Net Increase (Decrease)	$ (959)	$(3,066)	$ 39	$ (5)	$(3,991)

[1] Interest income includes the effects of tax equivalent adjustments on tax exempt securities, loans and leases using tax rates which approximate 35.9% for 2003 and 36.4% in 2002.
[2] The decline in interest earned in 2003 that was attributable to rate changes was partially offset by a $1,119,000 increase in loan fees. In 2002 loan fees declined by $100,000.
[3] Long term borrowings in 2003 and 2002 consists of junior subordinated debentures issued in December 2002. Those debentures mature in 30 years and bear interest at a rate equal to the three-month LIBOR (London Inter Bank Offered Rate) rate plus 3.05%. The interest rate on those borrowings in effect at December 31, 2003 was 4.42%.

Market Risk and Net Interest Margin in 2003 and 2002. As demonstrated by the impact of the reductions in market rates of interest during the past three years, our net interest margin and, therefore, our net interest income and net earnings are affected by changes in market rates of interest (which we sometimes refer to as "market risk"). We attempt to reduce our exposure to market risk associated with interest rate fluctuations by seeking (i) to attract and maintain a significant volume of demand and savings deposits that are not as sensitive to interest rate fluctuations as are time deposits, (ii) to match opportunities to "reprice" interest earning assets and interest bearing liabilities in response to changes in market rates of interest, and (iii) to change the mix of interest earning assets and interest bearing liabilities in a manner that is designed to achieve increases in net interest income. In the current interest rate environment, however, it is no longer possible to reduce the rates we pay on deposits much further in response to declining rates of interest on interest earning assets. As a result, declining interest rates have exerted, and we expect that at least during the next 12 months will continue to exert, downward pressure on our net interest margin (as well as that of banking institutions generally).

In an effort to counteract this downward pressure on net interest margin, during the past year:

- We have continued sales and marketing programs that are designed to increase our volume of loans, on which yields are higher than on other earning assets, and to change the mix of deposits to a greater proportion of lower cost demand and savings deposits;
- We have allowed some of our higher priced time deposits to "run-off," rather than to seek their renewal as a means of reducing our interest expense; and
- We adopted a new loan repricing policy which places an interest rate "floor," currently at 4.59%, that is applicable to all new variable rate loans that we make

As a result of these measures, the volume of outstanding loans at December 31, 2003 was $18.7 million, or 4%, greater than at December 31, 2002, and the volume of demand, savings and money market deposits (which are sometimes referred to as "core deposits") represented 88%, while time deposits, (including those in denominations of $100,000 or more) represented 12%, of total deposits at December 31, 2003, as compared to 84% and 16%, respectively, at December 31, 2002.

Our net interest margin (i.e., tax-adjusted net interest income stated as a percentage of average interest-earning assets) was 5.27% for the year ended December 31, 2003, compared to 5.70% for the year ended December 31, 2002. That decline was primarily due to the decrease in interest rates as mentioned above. However, notwithstanding that decline, based on data obtained from the FDIC, we believe that our net interest margin continues to exceed the average net interest margin for other banks and bank holding companies with assets ranging from $250-to-$750 million (the "Peer Group Banks"), largely because we have been able to maintain the ratio of demand and savings deposits to total deposits at a higher level than that of our Peer Group Banks and we were able to increase the volume of our loans which generate higher yields than do our other interest earning assets.

The ability to maintain our net interest margin is not entirely within our control, however, because the interest rates we are able to charge on loans and the interest rates we must offer to maintain and attract deposits are affected by national monetary policies established and implemented by the Federal Reserve Board and by competitive conditions in our service areas.

In addition, the effect on a bank's net interest margin of changes in market rates of interest is affected by the types and maturities of its deposits and earning assets. For example, a change in interest rates paid on deposits in response to changes in market rates of interest can be implemented more quickly in the case of savings deposits and money market accounts than with respect to time deposits as to which a change in interest rates generally cannot be implemented until such deposits mature. Also, a change in rates of interest paid on deposits can and often does lead consumers to move their deposits from one type of deposit to another or to shift funds from deposits to non-bank investments or from such investments to bank deposit accounts or instruments, which will affect a bank's net interest margin.

Following the Federal Reserve Board's reduction in the federal funds rate in June 2003, which led to a further reduction in market rates of interest, we experienced an increase in the number of higher interest rate loans that were either refinanced at lower rates of interest or were prepaid. As a result, unless we are able to increase our loan volume and the volume of lower cost core deposits, we would expect our net interest margin to decline somewhat during 2004. Accordingly, we have again instituted sales and marketing programs for 2004 that are designed to increase our loan volume and the volume of our core deposits. However, we may find it necessary or prudent to increase time deposits to fund any resulting increases in loan volume. Additionally, there are a number of uncertainties and risks that could adversely affect our net interest margin in 2004, including increased competition in our market areas, both from banks and other types of financial institutions as well as from securities brokerage firms and mutual funds that offer competing investment products, and the possibility that the economic slowdown will continue longer than is currently anticipated, which could result in reduced loan activity and in a greater decline in market rates of interest.

Provision for Loan and Lease Losses. Like virtually all banking organizations, we follow the practice of maintaining a reserve (the "Loan Loss Reserve") for possible losses on loans and leases that occur from time to time as an incidental part of the banking business. When it is determined that payment in full of a loan has become unlikely, the carrying value of the loan is reduced to what management estimates is its realizable value. This reduction, which is referred to as a loan "charge-off," is charged against and, to that extent, reduces the amount of a reserve or "allowance" for potential loan losses that the Bank maintains (and which we will refer to as the "Loan Loss Reserve"). The Loan Loss Reserve is increased periodically (i) to replenish the Reserve after it has been reduced due to loan charge-offs, (ii) to reflect changes in the volume of outstanding loans, and (iii) to take account of increases in the risk of potential losses due to a deterioration in the condition of borrowers or in the value of property securing non-performing loans, or due to adverse changes in national or local economic conditions. Those increases and additions are made through a charge against income referred to as the "provision for loan and lease losses." Recoveries of loans previously charged-off are added back to and, to that extent, increase the Loan Loss Reserve and therefore may reduce the amount of the provision that the Bank would need to make to maintain the Loan Loss Reserve at a level believed by management to be adequate.

We employ economic models that are based on bank regulatory guidelines and industry standards to evaluate and determine the adequacy of the Loan Loss Reserve and, therefore, also the amount of the provision that we make for potential loan losses. However, those determinations involve judgments or forecasts about future economic conditions and other events that are subject to a number of uncertainties, some of which are outside of our ability to control. See the discussion above under the caption "Critical Accounting Policies" and below under the caption "Factors That Could Affect Our Future Financial Performance."

During 2003 we made provisions for potential loan losses of $348,000, as compared to $460,000 during 2002 and, at December 31, 2003 the Loan Loss Reserve was approximately $4,947,000 or 1.08% of total loans and leases outstanding, compared to approximately $4,619,000 or 1.04% of total loans and leases outstanding at December 31, 2002. As indicated below under caption "Financial Condition -- *Loans -- Information Regarding Non-Performing Loans,"* the overall quality of our loan portfolio improved in 2003, as it had in 2002, which enabled us to reduce the provision we made for potential loan losses in 2003 as compared to 2002 and 2001.

The following table sets forth an analysis of our loan and lease loss experience, by category, for the past three years (with dollars stated in thousands).

	Year Ended December 31,		
	2003	2002	2001
Average amount of loans and leases outstanding[1]	$452,322	$425,603	$371,831
Loan and lease loss reserve at beginning of year	4,619	4,206	3,692
Charge Offs – Domestic Loans[2]:			
Commercial, financial and agricultural	—	(77)	(46)
Real Estate-construction	—	—	—
Real Estate-mortgage	(25)	—	—
Consumer	(46)	(18)	(40)
Lease Financing	(12)	—	—
Other	—	—	—
Total Charge-Offs	(83)	(95)	(86)
Recoveries – Domestic Loans[2]:			
Commercial, financial and agricultural	62	46	46
Real Estate-construction	—	—	20
Real Estate-mortgage	—	—	16
Consumer	1	2	20
Total Recoveries	63	48	102
Net Recoveries (Net Charge-Offs)	(20)	(47)	16
Additions charged to operations	348	460	498
Loan and lease loss reserve – balance at end of year	$ 4,947	$ 4,619	$ 4,206
Ratios:			
Net charge-offs during the year to average loans and leases outstanding during the year	0.004%	0.011 %	(0.004)%
Loan loss reserve to total gross loans	1.08%	1.04 %	1.030 %
Net loan charge-offs to loan loss reserve	0.40%	1.02 %	(0.380)%
Net loan charge-offs to provision for loan losses	5.75%	10.22 %	(3.210)%
Loan loss reserve to non-performing loans	813.65%	317.46 %	154.800 %

[1] Net of unearned discount.

[2] We do not have any loans outstanding to borrowers in foreign countries and therefore there are no foreign loan charge-offs or recoveries to report for any of the periods presented in the table above.

At December 31, 2003, non-performing loans (which consist primarily of loans for which there have been no payments of principal or interest for more than 90 days) totaled $608,000, or 0.1% of total loans then outstanding, compared to $1,455,000, or 0.4%, of total loans outstanding at December 31, 2002 and $2,717,000 or 0.7% of total loans outstanding at December 31, 2001. As a result of that improvement, coupled with the provisions made for potential loan losses in fiscal 2003, the ratio of our Loan Loss Reserve to non-performing loans improved to 813.65% at December 31, 2003, as compared to 317.460% and 154.80% at December 31, 2002 and 2001, respectively.

Non-Interest Income. The following table identifies the components of and the percentage changes in non-interest income in 2003 as compared to 2002.

Non Interest Income	Year Ended December 31,		%Increase (Decrease)
	2003	2002	2003 vs. 2002
	(Dollars in thousands)		
Services fees	$5,000	$5,214	(4.1)%
Gain on sale of SBA loans	5	3	N/M
Other	608	477	27.5 %
	$5,613	$5,694	(1.4)%

The decrease in non-interest income was primarily attributable to decreases in transaction fees and service charges collected on deposits and other banking transactions as compared to 2002, which was partially offset by increases in other non-interest income.

Non-Interest Expense. Non-interest expense (also sometimes referred to as "other expense") consists primarily of (i) salaries and other employee expenses, (ii) occupancy and furniture and equipment expenses, and (iii) other operating and miscellaneous expenses that include such expenses as insurance premiums, marketing expenses, data processing costs and professional fees.

In order to attract a higher volume of non-interest bearing demand and lower cost savings and money market deposits as a means of maintaining the Bank's net interest margin, it has been our policy to provide a higher level of personal service to our customers than the level of service that is typically provided by many of our competitors. As a result, we have more banking personnel than many of our competitors of comparable size, which is reflected in our non-interest expense. However, we believe that this higher level of service has helped us to retain our existing deposit customers and attract new customers which has enabled us to achieve an average net interest margin that exceeds the average net interest margin of the banks in our Peer Group.

Set forth below is information regarding non-interest expense incurred by us in the years ended December 31, 2003 and 2002:

	Year Ended December 31, 2003	2002	%Increase (Decrease) 2003 vs. 2002
	(Dollars in thousands)		
Non Interest Expenses			
Salaries and employee benefits	$11,822	$11,397	3.7 %
Net occupancy expense of premises	2,496	2,470	1.1 %
Furniture and equipment expenses	1,537	1,576	(2.5)%
Other expenses	7,660	7,491	2.3 %
	$23,515	$22,934	2.5 %
Efficiency Ratio	63.9%	64.8%	

As the table above indicates, the increase in non-interest expense in 2003, as compared to 2002, was primarily attributable to increases in salaries and in employee benefit expenses. That increase, in turn, was primarily due to a general increase in employee base salaries and an increase in bonuses paid to loan officers and other employees for meeting loan and deposit growth targets established for 2003. Notwithstanding that increase, however, due primarily to the increase in our net interest income in 2003, we were able to improve our efficiency ratio to 63.9% from 64.8% in 2002. The efficiency ratio is, basically, the ratio of non-interest expense (adjusted to exclude non-recurring expenses) to the sum of net interest income and non-interest income (as adjusted to exclude any non-recurring income).

Income Taxes. Income taxes increased by approximately $348,000 or 7.9% in 2003 as compared to 2002. Since our effective income tax rates were approximately the same in each of those years, that increase was primarily the result of the increases in pre-tax income in 2003. As discussed above, under the caption "Critical Accounting Policies" our income tax rates in 2003 and 2002 reflect the beneficial impact of our ability to use certain income tax benefits available under state and federal income tax laws.

Financial Condition

Total Assets. Our total assets increased during 2003 by approximately $81.3 million, or 13.4%, to $686.2 million at December 31, 2003 from $604.8 million at December 31, 2002. Contributing to the growth of our assets in 2003 were increases of $18.8 million, or 4.2%, in outstanding loans and leases and $64.8 million, or 80.2%, in our investment portfolio. As indicated in the table that follows, those increases were funded, in part, by a shift of funds from other earning assets, including Federal funds sold, overnight repurchase agreements and time deposits held at other banks, as well as an increase in deposits.

The following table sets forth the dollar amounts (in thousands) of our interest earning assets at December 31, 2003 and 2002:

	At December 31, 2003	2002
	(In thousands)	
Cash and due from banks	$ 34,565	$ 32,665
Federal funds sold and overnight Repurchase Agreements	18,500	26,300
Total Cash and Cash Equivalents	53,065	58,965
Interest-bearing deposits in other financial institutions	7,425	7,922
Investment securities held-to-maturity	8,900	9,279
Investment securities available-for-sale	136,650	71,499
Total Loans, net	455,101	437,441

We currently anticipate that we will achieve modest asset growth in the year ending December 31, 2004, which is expected to result from increased lending and deposit activity that we expect will be generated by our marketing programs.

Loans.

Types of Loans. Set forth below is information regarding the actual volume of our loans, by type or category of loan, for each of the following years ended December 31:

Types of Loans	2003	2002	December 31, 2001	2000	1999
			(In Thousands)		
Commercial, financial and agricultural	$ 44,855	$ 44,136	$ 48,077	$ 47,744	$ 43,676
Real Estate construction	27,077	34,492	16,091	12,647	11,144
Real Estate mortgage	381,563	357,707	337,626	299,981	281,150
Consumer	3,816	4,073	4,718	6,400	5,916
Lease Financing	528	1,211	1,360	1,164	2,341
All other (including overdrafts)	2,263	508	626	679	1,707
Subtotal:	$460,102	$442,127	$408,498	$368,615	$345,934
Less:					
Unearned Discount	(54)	(67)	(92)	(141)	(299)
Reserve for loan and lease losses	(4,947)	(4,619)	(4,206)	(3,692)	(6,102)
Total	$455,101	$437,441	$404,200	$364,782	$339,533

Loan Maturities. The maturities of our loans, as of December 31, 2003, presented by type or category of loan, is set forth below (in thousands):

	MATURING			
	Within One Year	One to Five Years	After Five Years	Total
Commercial, financial and agricultural	$27,149	$11,972	$ 5,734	$ 44,855
Real Estate construction	3,933	264	22,880	27,077
Real Estate mortgage	17,778	54,533	309,252	381,563
Consumer	2,219	1,112	485	3,816
Lease Financing	89	439	0	528
All other	1,673	509	81	2,263
Total	$52,841	$68,829	$338,432	$460,102

Information Regarding Non-Performing Loans. The table which follows sets forth, as of the end of each of the years in the five year period ended December 31, 2003, the amounts of the Bank's loans (i) that were more than 90 days past due, (ii) as to which the terms of payment had been renegotiated (referred to as "troubled debt restructurings"), and (iii) that had been placed on non-accrual status.

	December 31,				
	2003	2002	2001 (In Thousands)	2000	1999
Loans More Than 90 Days Past Due[1]:					
Aggregate Loan Amounts:					
Commercial	$120	$ —	$ 34	$ —	$ 148
Real Estate	—	—	—	—	50
Consumer	—	5	—	17	4
Aggregate Leases	—	—	—	—	—
Troubled Debt Restructurings[2]	18	1,096	1,178	858	1,780
Non-Accrual Loans[3]	608	1,455	2,717	2,319	6,068
	$746	$2,556	$3,929	$3,194	$8,050

(1) Reflects loans for which there has been no payment of interest and/or principal for 90 days or more.
(2) The terms of the restructured loans did not involve any interest deferrals, and the amounts of interest collected in 2003, 2002, 2001, 2000, and 1999 were those required to have been paid in accordance with the original terms of those loans.
(3) There were 3 loans on non-accrual status at December 31, 2003, 4 loans at December 31, 2002, 6 loans at each of December 31, 2001 and December 31, 2000, and 14 loans at December 31, 1999. The interest amounts that would have been collected on these loans had they remained current in accordance with their original terms were $99,000 in 2003, $117,000 in 2002, $197,000 in 2001, $644,000 in 2000, and $819,000 in 1999.

Deposits. During 2003 we again conducted programs by which we were able to increase deposits to provide additional funds that we used to grow our loan and investment portfolios. Set forth below are the average amounts (in thousands) of and the average rates paid on deposits in each of 2003, 2002 and 2001:

	Year Ended December 31,					
	2003		2002		2001	
	Average Balance	*Average Rate*	*Average Balance*	*Average Rate*	*Average Balance*	*Average Rate*
Noninterest bearing demand deposits	$212,278	—	$182,178	—	$155,828	—
Savings Deposits[1]	288,756	0.89%	242,304	1.15%	201,183	1.86%
Time Deposits[2]	80,612	1.64%	88,824	2.49%	108,989	4.85%
Total Deposits	$581,646	0.67%	$513,306	0.98%	$466,000	1.94%

[1] Includes NOW and Money Market Deposit Accounts.
[2] Includes time certificates of deposit in denominations greater than and less than $100,000.

As indicated in the above table, in 2003 the average volume of deposits increased by $68.3 million, or 13.3%, as compared to the volume of deposits during 2002. Contributing to that increase was an *increase of $75.9 million, or 17.9%, in the volume of our average core deposits, made up of demand deposits, which do not bear interest, and savings and money market deposits, on which we pay lower* rates of interests than on time deposits. At the same time, during 2003, we reduced the average volume of time deposits (including those in denominations of $100,000 or more) by $8.2 million, or 9.2%. As a result, our core demand, savings and money market deposits represented 87.8% of total deposits at the end of 2003 as compared to 84.1% at the end of 2002, with time deposits (including those *in denominations of $100,000 or more) representing 12.2% of total deposits in 2003 as compared to 15.9% in 2002. The decreases in the volume of time deposits, together with decreases in interest* rates that we paid (primarily on our core deposits) in response to decreases in market rates of interest, resulted in a decrease in interest expense in 2003 as compared to 2002. See the discussion above under the captions "Results of Operations – *Net Interest Income*" and "Results of Operations — *Rate Sensitivity, Net Interest Margins and Market Risk.*"

Liquidity Management. We have established liquidity management policies which are designed to achieve a matching of sources and uses of funds in order to enable us to fund our customers' requirements for loans and for deposit withdrawals. In accordance with those policies, we maintain a number of short-term sources of funds to meet periodic increases in loan demand and deposit withdrawals and maturities. At December 31, 2003, the principal sources of liquidity consisted of $34.6 million in cash and demand balances due from other banks and $18.5 million of Federal funds sold and overnight repurchase agreements, which together totaled $53.1 million. Other sources of liquidity include $127.5 million in securities available for sale, of which approximately $4.2 million mature within one year; $2.4 million in securities held to maturity which mature within one year; and $7.4 million in interest-bearing deposits at other financial institutions, which mature in 6 months or less. In addition, substantially all of the Bank's installment loans and leases, the amount of which aggregated $4.3 million at December 31, 2003, require regular installment payments from customers, providing us with a steady flow of internally generated cash.

We also have a line of credit from the Federal Home Loan Bank, the amount of which was $29.8 million as of December 31, 2003. Borrowings under that credit line are secured by a pledge of some of our outstanding loans. We also have established loan facilities that would enable us to borrow up to $13 million of Federal funds from other banks and we have an account with the Federal Reserve Bank of San Francisco that will also allow us to borrow at its discount window should the need arise. Finally, if necessary, we could obtain additional cash by selling time certificates of deposit into the "CD" market. However, as a general rule, it has been and continues to be our policy to make use of borrowings under the credit line or loan facilities to fund short term cash requirements, before selling securities or reducing deposit balances at other banks and before selling time certificates of deposit.

Contractual Obligations.

Set forth below is information regarding our material contractual obligations as of December 31, 2003:

Operating Lease Obligations. As of December 31, 2003, our future minimum payment obligations (stated in thousands) under real property and equipment leases were:

Year	Amount	Year	Amount
2004	$1,353	2007	$ 702
2005	1,190	2008	577
2006	881	Thereafter	1,956
		Total	$6,659

Maturing Time Certificates Of Deposits. Set forth below is a maturity schedule, as of

December 31, 2003, of domestic time certificates of deposit of $100,000 or more (with amounts stated in thousands):

	At December 31, 2003
Three Months or Less	$14,901
Over Three through Six Months	5,399
Over Six through Twelve Months	8,134
Over Twelve Months	1,813
	$30,247

However, based on our historical experience, we believe that at least 80% of these time certificates of deposit will be renewed by depositors, unless we decide to reduce the volume of such deposits by reducing the interest rates we will pay to maintain them.

Deferred Compensation Obligations. We maintain a nonqualified, unfunded deferred compensation plan for certain key management personnel. Under this plan, participating employees may defer compensation, which will entitle them to receive certain payments upon retirement, death, or disability. The plan provides for payments for ten years commencing upon retirement and reduced benefits upon early retirement, disability, or termination of employment. At December 31, 2003, the Company's aggregate payment obligations under this plan totaled $4.6 million. Based on the age of the participants in the Plan, it is our current expectation that this amount would be paid over a period that should range from 2004 to 2021. In order to provide funds to pay these benefits the Company purchased life insurance policies on the participants in this plan, the proceeds from which are designed to cover the payments that the Company will become obligated to make to plan participants.

Loan Commitments and Standby Letters of Credit. In the ordinary course of business we make commitments to extend credit and issue standby commercial letters of credit to or for our customers. At December 31, 2003 and 2002, contractual commitments to extend credit to customers totaled $46.0 million and $83.6 million, , respectively, and obligations under standby letters of credit totaled $1.4 million at the end of each of those years.

Commitments to extend credit and standby letters of credit generally have fixed expiration dates or other termination clauses and the customer may be required to pay a fee and meet other conditions in order to draw on those commitments or standby letters of credit. We expect, based on historical experience, that many of the commitments will expire without being drawn upon and, therefore, the total commitment amounts do not necessarily represent future cash requirements.

To varying degrees, commitments to extend credit involve elements of credit and interest rate risk for us that are in excess of the amounts recognized in our balance sheets. Our exposure to credit loss in the event of nonperformance by the customers to whom such commitments are made is equal to the amount of those commitments. As a result, before making such a commitment to a customer, we evaluate the customer's creditworthiness using the same underwriting standards that we apply when deciding whether or not to approve loans to the customer. In addition, we often require the customer to secure its payment obligations for amounts drawn on such commitments with collateral such as accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, residential properties and properties under construction.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

We believe that our cash and cash equivalent resources, together with available borrowings under our line of credit and credit facilities, will be sufficient to enable us to meet any increases in demand for loans and leases or in the utilization of outstanding loan commitments or standby letters of credit and any increase in deposit withdrawals that might occur in the foreseeable future.

Capital Resources and Dividends. It has been and continues to be the objective of our Board of Directors to retain earnings that are needed to meet capital requirements under applicable government regulations and to support our growth. At the same time, it is the policy of the Board of Directors to pay cash dividends if earnings exceed the amounts required to meet that objective. Pursuant to that policy, the Company has paid regular quarterly cash dividends since September of 1999 and, in January of 2004, the Board of Directors declared a $0.13 per share cash dividend, which is the 18th consecutive quarterly cash dividend declared since the current dividend policy was adopted. However, the Board may change the amount or frequency of cash dividends to the extent that it deems necessary or appropriate to achieve our objective of maintaining capital in amounts sufficient to support our growth. For example the retention of earnings in previous years enabled us to fund the opening of new banking offices and to extend the Bank's market areas, all of which have contributed to our increased profitability and the maintenance of our capital adequacy ratios well above regulatory requirements.

We continue to evaluate and explore opportunities to expand our market into areas such as eastern Los Angeles County, western San Bernardino County, north Orange County and northern Riverside County, all of which are contiguous to our existing markets. The number of independent banks based in our market areas has declined significantly, due to a consolidation in the banking industry that occurred over the past several years. We believe that this consolidation has created opportunities for us to increase our market share in those areas. We have taken advantage of those opportunities by establishing a substantial number of new customer relationships and increasing the volume of our demand, savings and money market deposit balances. We also believe that there are still additional expansion and growth opportunities that we will seek to take advantage of in the future.

Stock Repurchase Program. In January of 2003 the Board of Directors authorized a stock repurchase program that provided for the Company to repurchase up to $5,000,000 of its common stock. Repurchases may be made from time-to-time in the open market or in privately negotiated transactions when opportunities to do so at favorable prices present themselves, in compliance with Securities and Exchange Commission (SEC) guidelines. As of December 31, 2003, we had repurchased a total of 185,651 shares of our common stock under this program for an aggregate price of approximately $3,562,242.

Junior Subordinated Debentures. In December of 2002 we issued $8,248,000 of floating rate junior subordinated deferrable interest debentures (the "Subordinated Debentures") in connection with the sale of floating rate trust preferred securities to an institutional investor as part of a pooled securitization transaction by that investor. The trust preferred securities were issued and sold by Foothill Independent Statutory Trust I, a Delaware trust (the "Trust"), of which we own all of the outstanding common securities, and the net proceeds from the sale of the trust preferred securities were paid to us in exchange for the issuance of the Subordinated Debentures. The Subordinated Debentures are subordinated to all of our borrowings and mature in 30 years, on December 26, 2032; but are redeemable, at par, at our option after five years (beginning December 26, 2007). We are required to make quarterly interest payments on these Debentures at an interest rate that is 3.05% above the three-month LIBOR (London Inter Bank Offered Rate), which resets quarterly. The current interest rate that we pay on these securities, for the three month period ending March 24 2004 is 4.42%. The interest is passed through by the Trust to the holder of the trust preferred securities.

Until December2003, we consolidated the Trust into our consolidated financial statements. Under FASB Interpretation (FIN) No. 46, *"Consolidation of Variable Interest Entities, an interpretation of ARB*

No. 51," which was adopted and became effective for years beginning after December 31, 2003, we will no longer be allowed to consolidate the Trust into our consolidated financial statements. The Federal Reserve Board had ruled that certain mandatorily redeemable preferred securities of a consolidated entity of a bank holding company qualifies as Tier 1 Capital. In accordance with that ruling, we have included the subordinated indebtedness represented by the Subordinated Debentures in our Tier 1 Capital for regulatory capital purposes. See the discussion below under the subcaption *"Regulatory Capital Requirements."* The Federal Reserve Board is evaluating whether FIN No. 46 will have any impact on its previous ruling. Since we received the net proceeds from the sale of by the Trust of the trust preferred securities, we do not expect that the Federal Reserve Board will require us to cease treating the Subordinated Debentures as Tier 1 capital. However, if the Federal Reserve Board were to retroactively revoke its prior ruling, we will become entitled thereafter to redeem the Subordinated Debentures at par without having to wait until December 2007 to do so.

During the second quarter of 2003, $4 million of the net proceeds from the issuance of the Subordinated Debentures was used to purchase Bank-owned life insurance policies on key management employees of the Bank, with the Bank as the beneficiary under such policies. The purposes of bank-owned life insurance (commonly known in the banking industry as "BOLI") are (i) to enable the Bank to offer employee retirement and benefit plans designed to attract and retain key management employees, by providing the Bank with a source of funds (primarily from the cash surrender value of such policies) that the Bank can use to fund the payment of benefits under those plans, and (ii) to protect the Bank against the costs or losses that could occur as a result of the death of any key management employee. The remainder of the proceeds from the issuance of the Subordinated Debentures will be used to fund the continued growth of the Bank and may also be used to repurchase our common stock under our stock repurchase plan.

Regulatory Capital Requirements. Federal banking agencies require FDIC insured banks to maintain a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital (essentially, the sum of a bank's capital stock and retained earnings, less any intangibles) to risk-adjusted assets of 4%. In addition to the risked-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total average assets (which is to as a bank's "leverage ratio"). For these purposes, subordinated indebtedness issued in connection with a sale of trust preferred securities may comprise up to 25% of a banking organization's Tier 1 capital and, to the extent such indebtedness exceeds that limitation, such indebtedness will constitute Tier 2 capital for regulatory capital purposes. All of the subordinated indebtedness evidenced by the Subordinated Debentures that we issued in December 2002 qualifies as Tier 1 capital under Federal Reserve Board regulations.

The federal banking agencies have adopted uniform capital requirements for the banks that they supervise and assign each of those banks to one of the following five categories based on their respective capital ratios:

- well capitalized;
- adequately capitalized;
- undercapitalized;
- significantly undercapitalized; and
- critically undercapitalized

As a general rule, banks that are categorized as "well capitalized" are subject to less stringent supervision by their federal regulatory agencies than are banks that are classified in one of the other categories; and at each successive lower capital category, a bank is subject to greater operating restrictions and increased regulatory supervision.

Set forth below are the minimum capital ratios that a bank must meet to be categorized as adequately capitalized and well capitalized, respectively, and the corresponding capital ratios of the Bank at December 31, 2003. The Bank is categorized as well capitalized for federal regulatory purposes because, as the table below indicates, the Bank's capital ratios exceed the ratios required to qualify as a well capitalized bank.

	To be Categorized by a Federal Bank Regulatory Agency as:		Foothill Independent Bank
	Adequately Capitalized	Well Capitalized	Actual
Total Capital to Risk Weighted Assets	8.0%	10.0%	13.8%
Tier 1 Capital to Risk Weighted Assets	4.0%	6.0%	12.8%
Tier 1 Capital to Average Assets (Leverage Ratio")	4.0%	5.0%	9.7%

Risk-based capital ratios are determined by weighting a bank's assets in accordance with certain risk factors; and, the higher the risk profile of the assets, the greater is the amount of capital that is required to maintain an adequate risk based capital ratio, which generally is at least 8%.

Factors That Could Affect Our Future Financial Performance

Statements contained in this Report that are not historical facts or that discuss our expectations or beliefs regarding our future operations or future financial performance, or financial or other trends in our business, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Forward Looking Statements" above. Forward-looking statements are based on current information and assumptions about future events over which we do not have control and that information is subject to a number of risks and uncertainties that could cause our financial condition or operating results in the future to differ significantly from those expected at the current time. Certain of those risks and uncertainties are discussed above in the section of the Report entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION." In addition, included among the risks and uncertainties that could affect our future financial performance or financial condition are the following:

Increased Competition. Increased competition from other financial institutions, mutual funds and securities brokerage and investment banking firms that offer competitive loan and investment products could require us to reduce interest rates and loan fees in order to attract new loans or to increase interest rates that we offer on time deposits, either or both of which could, in turn, reduce our interest income or increase our interest expense, thereby reducing our net interest margin, net interest income and net earnings.

Possible Adverse Changes in Economic Conditions. A continued slowness in current economic conditions or an adverse change in future economic conditions, either national or local, could (i) reduce loan demand that could, in turn, reduce interest income and net interest margins; (ii) weaken the financial capability of borrowers to meet their loan obligations, resulting in increases in loan losses that would require us to increase reserves for possible loan losses through additional charges against income; and (iii) lead to reductions in real property values that, due to our reliance on real property to secure many of our loans, could make it more difficult for us to prevent losses from being incurred on non-performing loans through the sale of such real properties.

Possible Adverse Changes in Federal Reserve Board Monetary Policies. Changes in national economic conditions, such as increases in inflation or declines in economic output often prompt changes in Federal Reserve Board monetary policies that could increase the cost of funds to us or reduce yields on interest earning assets and, thereby, reduce net interest margins and net interest income and, therefore, also our net earnings. As discussed above, in the past three years, the Federal Reserve Board has lowered market rates of interest in an effort to stimulate the national economy. Those reductions caused our net interest margin to decline, because they led to reductions in the interest paid by borrowers on outstanding variable rate loans or enabled borrowers to refinance existing fixed rate loans at lower interest rates or to repay their loans. If such conditions continue they could lead to further reductions in our net interest margin and net interest income and, therefore, in our net earnings.

In particular, the decline in prevailing interest rates and increases in real property values in 2003 in our market area resulted in an increase in loan refinancings at lower interest rates and loan prepayments by a number of our borrowers. While those loan refinancings and prepayments increased loan fees that helped to offset a decline in yields on loans in 2003, they may reduce our interest margins and our net interest income in 2004, if we are not able to increase our loan volume or reduce our interest expense in amounts sufficient to offset the effects of those refinancings and prepayments on interest income in 2004.

Real Estate Mortgage Loans. Approximately 90% of the Bank's loans are secured by deeds of trust or mortgages on real property. Although a significant portion of these loans were made to individuals, or entities controlled by individuals, whose businesses occupy the properties and the principal source of repayment is the cash flow from or the revenue generated by those businesses, if there was a significant decline in real property values in Southern California, such a decline could result in a deterioration in some of those loans that would necessitate increases in the loan loss reserve and could result in loan write-offs that would adversely affect our financial conditions and lead to reductions in earnings.

Changes in Regulatory Policies. Changes in federal and state bank regulatory policies, such as increases in capital requirements or in loan loss reserves, or changes in required asset/liability ratios, could adversely affect earnings by reducing yields on earning assets or increasing operating costs.

Effects of Growth. It is our intention to take advantage of opportunities to increase our business, through acquisitions of other banks, the establishment of new banking offices or the offering of new products or services to our customers. If we do acquire any other banks, open any additional banking offices or begin offering new products or services, we are likely to incur additional operating costs that may adversely affect our operating results, at least on an interim basis.

Due to these and other possible uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this Report. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, to fair values of assets or to future cash flows that may result from changes in the price or value of financial instruments. The value of a financial instrument may change as a result of changes in interest rates and other market conditions. Market risk is attributed to all market risk sensitive financial instruments, including loans and investment securities, deposits and borrowings. We do not engage in trading activities or participate in foreign currency transactions for our own account. Accordingly, our exposure to market risk is primarily a function of our asset and liability management activities and of changes in market rates of interest that can cause or require increases in the rates we pay on deposits that may take effect more rapidly or may be greater than the increases in the interest rates we are able to charge on loans and the yields that we can realize on our investments. The extent of that market risk depends on a number of variables, including the sensitivity to changes in market interest rates and the maturities of our interest earning assets and our deposits.

The table below sets forth information concerning the interest rate sensitivity of our consolidated assets and liabilities as of December 31, 2003. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever comes first.

	Three Months or Less	Over Three Through Twelve Months	Over One Year Through Five Years	Over Five Years	Non-Interest Bearing	Total
			(Dollars in Thousands)			
Assets						
Interest-bearing deposits in banks	$ 3,762	$ 3,663	$ —	$ —	$ —	$ 7,425
Investment securities	43,198	51,416	35,062	15,874	—	145,550
Federal Funds Sold	18,500	—	—	—	—	18,500
Net loans	130,053	19,859	52,039	253,150	—	455,101
Noninterest-earning assets	—	—	—	—	59,566	59,566
Total assets	$ 195,513	$ 74,938	$ 87,101	$269,024	$ 59,566	$686,142
Liabilities and Stockholders' Equity:						
Noninterest-bearing deposits	$ —	$ —	$ —	$ —	$ 225,863	$225,863
Interest-bearing deposits	348,353	33,382	4,449	2	—	386,186
Short-term borrowings	—	—	—	—	—	—
Long-term borrowings	8,248	—	—	—	—	8,248
Other liabilities	—	—	—	—	5,072	5,072
Stockholders' equity	—	—	—	—	60,773	60,773
Total liabilities and stockholders equity	$ 356,601	$ 33,382	$ 4,449	$ 2	$ 291,708	$686,142
Interest rate sensitivity gap	$(161,088)	$ 41,556	$ 82,652	$269,022	$(232,142)	$ —
Cumulative interest rate sensitivity gap	$(161,088)	$(119,532)	$(36,880)	$232,142	$ —	$ —

Generally, where rate-sensitive assets (principally loans, investment securities and other interest earning assets) exceed rate-sensitive liabilities (principally interest bearing deposits), the net interest margin will be positively impacted during periods of increasing interest rates and negatively impacted during periods of decreasing interest rates. When rate-sensitive liabilities exceed rate-sensitive assets, the net interest margin generally will be negatively affected during periods of increasing interest rates and positively affected during periods of decreasing interest rates.

At December 31, 2003, our rate sensitive balance sheet was shown to be in a negative three month gap position because our rate sensitive liabilities exceeded our rate sensitive assets for that period. This implies that our net interest margin would decrease in the short-term if interest rates were to rise and would increase in the short-term if interest rates were to fall. However, the extent to which our net interest margin will be impacted by changes in prevailing interests rates will depend on a number of factors, including how quickly rate sensitive assets and liabilities react to changes in interest rates, which will depend on a number of factors, including the mix of interest earning assets between loans, on the one hand, and other earning assets, on the other hand, and the mix of core and time certificates of deposit. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION – RESULTS OF OPERATION -- *Rate Sensitivity, Net Interest Margins and Market Risk"*

We use a dynamic simulation model to forecast the anticipated impact of changes in market interest rates on our net interest income. That model is used to assist management in evaluating, and in determining and adjusting strategies designed to reduce, our exposure to these market risks, which may include, for example, changing the mix of earning assets or interest-bearing deposits.

Simulated Rate Changes	Estimated Net Interest Income Sensitivity	Market Value: Assets	Market Value: Liabilities
		(Dollars in Thousands)	
+100 basis points	(3.35)%	$705,527	$622,014
+300 basis points	(11.60)%	$682,668	$621,183
-100 basis points	4.22 %	$731,267	$622,866
-300 basis points	(5.20)%	$760,463	$623,741

AUDITED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2003 AND 2002	2003	2002
		(dollars in thousands)	
ASSETS	Cash and due from banks	$ 34,565	$ 32,665
	Federal funds sold & overnight Repurchase Agreements	18,500	26,300
	Total Cash and Cash Equivalents	53,065	58,965
	Interest-bearing deposits in other financial institutions	7,425	7,922
	Investment securities held-to-maturity	8,900	9,279
	Investment securities available-for-sale	136,650	71,499
	Total Investments	145,550	80,778
	Federal Home Loan Bank stock, at cost	374	357
	Federal Reserve Bank stock, at cost	351	229
	Loans, net of unearned income	459,520	440,849
	Direct lease financing	528	1,211
	Allowance for Loan Losses	(4,947)	(4,619)
	Total Loans	455,101	437,441
	Premises and equipment	5,061	5,498
	Other real estate owned	–	387
	Cash surrender value of life insurance	11,491	6,778
	Deferred tax assets	2,818	2,317
	Accrued interest and other assets	4,922	4,146
	TOTAL ASSETS	$686,158	$604,818
LIABILITIES AND STOCKHOLDERS' EQUITY	Liabilities		
	Demand deposits	$225,863	$198,286
	Savings and NOW deposits	155,868	138,430
	Money market deposits	155,717	113,081
	Time deposits $100,000 or over	30,247	34,446
	Time deposits under $100,000	44,354	50,319
	Total Deposits	612,049	534,562
	Accrued employee benefits	3,154	2,792
	Accrued interest and other liabilities	1,890	1,640
	Short-term borrowings	29	–
	Junior subordinated debentures	8,248	8,248
	Total Liabilities	625,370	547,242
	Commitments and Contingencies – Note #18		
	Stockholders' Equity		
	Common Stock - authorized 25,000,000 shares $.001 par value; issued and outstanding 6,702,912 shares in 2003 and 6,032,277 shares in 2002	6	6
	Additional paid-in capital	55,048	43,110
	Stock Dividend to be distributed	12,174	9,328
	Retained earnings (deficit)	(6,605)	4,868
	Accumulated other comprehensive income – Net unrealized gains on available for sale securities, net of taxes of $83 in 2003 and $89 in 2002	165	264
	Total Stockholders' Equity	60,788	57,576
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$686,158	$604,818

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31	2003	2002	2001
	(dollars in thousands, except per share amounts)		
Interest Income			
Interest and fees on loans	$31,623	$31,257	$31,720
Interest on Investment Securities			
Taxable	3,131	2,438	3,313
Exempt from federal taxes	384	419	275
Interest on deposits	122	194	564
Interest on federal funds sold	360	430	808
Lease financing income exempt from federal taxes	60	73	56
TOTAL INTEREST INCOME	35,680	34,811	36,736
Interest Expense			
Interest on savings, NOW and money market deposits	2,585	2,784	3,743
Interest on time deposits over $100,000	568	874	2,225
Interest on time deposits under $100,000	757	1,342	3,057
Interest on borrowings	373	39	5
TOTAL INTEREST EXPENSE	4,283	5,039	9,030
NET INTEREST INCOME	31,397	29,772	27,706
Provision for Possible Loan Losses	(348)	(460)	(498)
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	31,049	29,312	27,208
Non Interest Income			
Service fees	5,000	5,214	5,231
Gain on sale of SBA loans	5	3	24
Other	608	477	159
	5,613	5,694	5,414
Non Interest Expenses			
Salaries and employee benefits	11,822	11,397	10,454
Net occupancy expense of premises	2,496	2,470	2,488
Furniture and equipment expenses	1,537	1,576	1,550
Other expenses	7,660	7,491	7,354
	23,515	22,934	21,846
INCOME BEFORE INCOME TAXES	13,147	12,072	10,776
Income Taxes	4,726	4,378	3,926
NET INCOME	$ 8,421	$ 7,694	$ 6,850
Earnings Per Share			
Basic	$ 1.27	$ 1.17	$ 1.04
Diluted	$ 1.18	$ 1.09	$ 0.99

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2003, 2002, & 2001

	NUMBER OF SHARES OUTSTANDING	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	STOCK DIVIDEND TO BE DISTRIBUTED	COMPREHENSIVE INCOME	RETAINED EARNINGS (DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
				(dollars in thousands)				
Balance, January 1, 2001	5,243,863	5	$37,754	$ –	$ –	$10,746	$(242)	$48,263
7% stock dividend	361,421	1	4,626			(4,627)		–
Cash paid in lieu of fractional shares						(7)		(7)
Cash dividend						(2,177)		(2,177)
Exercise of stock options	38,417		224					224
Common stock issued under employee benefit and dividend reinvestment and optional investment plans	22,130		288					288
Common stock repurchased, cancelled and retired	(151,468)					(1,908)		(1,908)
Comprehensive income:								
Net income					6,850	6,850		6,850
Net unrealized holding gains on available-for-sale securities (net of taxes of $37)					319		319	319
Total Comprehensive Income					$7,169			
Balance, December 31, 2001	5,514,363	6	42,892	–		8,877	77	51,852
9% stock dividend	497,498			9,328		(9,328)		
Cash dividend						(2,375)		(2,375)
Exercise of stock options	13,168		120					120
Comon stock issued under employee benefit and dividend reinvestment and optional investment plans	7,248		98					98
Comprehensive income:								
Net income					7,694	7,694		7,694
Net unrealized holding gains on available-for-sale securities (net of taxes of $89)					187		187	187
Total Comprehensive Income					$7,881			
Balance, December 31, 2002	6,032,277	6	43,110	9,328		4,868	264	57,576
Stock dividend distributed			9,328	(9,328)				–
9% stock dividend	552,839			12,174		(12,174)		–
Cash dividend						(4,158)		(4,158)
Exercise of stock options	303,447		2,610					2,610
Comon stock issued under employee benefit and dividend reinvestment and optional investment plans	(185,651)		–			(3,562)		(3,562)
Comprehensive income:								
Net income					8,421	8,421		8,421
Net unrealized holding gains on available-for-sale securities (net of taxes of $83)					(99)		(99)	(99)
Total Comprehensive Income					$8,322			
Balance, December 31, 2003	6,702,912	6	$55,048	$12,174		$ (6,605)	$165	$60,788

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	2003	2002	2001
		(dollars in thousands)	
Cash Flows From Operating Activities			
Interest and fees received	$ 35,000	$ 35,469	$ 37,238
Service fees and other income received	880	4,982	4,814
Financing revenue received under leases	60	73	56
Interest paid	(4,342)	(5,160)	(9,379)
Cash paid to suppliers and employees	(22,031)	(20,914)	(18,107)
Income taxes paid	(4,980)	(4,423)	(4,033)
Net Cash Provided By Operating Activities	4,587	10,027	10,589
Cash Flows From Investing Activities			
Proceeds from maturity of available-for-sale securities	109,830	89,172	79,927
Purchase of available-for-sale securities	(175,259)	(93,342)	(97,013)
Proceeds from maturity of held-to-maturity securities	955	3,775	13,806
Purchase of held-to-maturity securities	(580)	(46)	(6,116)
Net (increase) decrease in deposits in other financial institutions	497	5,336	(5,253)
Net (increase) decrease in credit card and revolving credit receivables	(530)	254	(154)
Recoveries and deferred recoveries on loans previously written off	6	33	75
Net increase in loans	(18,375)	(34,191)	(39,711)
Net (increase) decrease in leases	683	117	(164)
Capital expenditures	78	(570)	(1,838)
Proceeds from sale of other real estate owned	(615)	1,903	–
Proceeds from sale of property, plant and equipment	387	1	1,094
Net Cash Used In Investing Activities	(82,923)	(27,558)	(55,347)
Cash Flows From Financing Activities			
Net increase in deposits	77,546	59,158	21,307
Net increase (decrease) in short term borrowing	–	(19,000)	19,092
Net increase in junior subordinated debentures	–	8,248	–
Proceeds from exercise of stock options	2,610	120	224
Proceeds from stock issuance	–	98	288
Dividends paid	(4,158)	(2,375)	(2,184)
Stock repurchased and retired	(3,562)	–	(1,908)
Net Cash Provided By Financing Activities	72,436	46,249	36,819
Net Increase (Decrease) in Cash and Cash Equivalents	(5,900)	28,718	(7,939)
Cash and Cash Equivalents, Beginning of Year	58,965	30,247	38,186
Cash and Cash Equivalents, End of Year	$ 53,065	$ 58,965	$ 30,247

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

For the years ended December 31	2003	2002	2001
		(dollars in thousands)	
Net Income	$ 8,421	$ 7,694	$ 6,850
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Depreciation and amortization	979	1,385	1,364
Provision for possible credit losses	348	460	498
Provision for possible OREO losses	–	–	125
(Gain) loss on sale of equipment	(5)	7	(72)
Gain on sale of other real estate owned	–	(108)	–
Credit for deferred taxes	(501)	(342)	(174)
Increase in taxes payable	248	297	67
(Increase) decrease in other assets	(99)	131	231
(Increase) decrease in interest receivable	(581)	669	335
(Increase) decrease in discounts and premiums	(39)	62	223
(Increase) decrease in prepaid expenses	55	241	1,352
Increase in cash surrender value of life insurance	(4,713)	(611)	(528)
Decrease in interest payable	(59)	(121)	(349)
Increase in accrued expenses and other liabilities	533	263	667
Total Adjustments	(3,834)	2,333	3,739
Net Cash Provided by Operating Activities	$ 4,587	$10,027	$10,589

The accompanying notes are an integral part of these financial statements.

NOTE #1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Foothill Independent Bancorp and its wholly owned subsidiaries, Foothill Independent Bank (the "Bank"), Foothill BPC, Inc., collectively referred to herein as the "Company." Inter-company balances and transactions have been eliminated.

Investment in Non-Consolidated Subsidiary

The Company accounts for its investment in its wholly owned special purpose entity, Foothill Independent Statutory Trust I, using the equity method under which the subsidiary's net earnings are recognized in the Bancorp's statement of income, pursuant to Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, *"Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."*

Nature of Operations

We operate in a single operating segment consisting of commercial banking operations that are conducted from twelve branch banking offices in various locations in the Los Angeles, Riverside, and San Bernardino Counties of Southern California. Our primary sources of revenue are interest income and fees paid to us on loans made to our customers, who are predominately small and middle market businesses and individuals.

Foothill BPC, Inc. is an entity that owns or holds leasehold interests in certain of our branch banking offices and leases or subleases those offices to the Bank.

On December 18, 2000, the Company formed Platinum Results, Inc., as a California corporation and data processing subsidiary of the Company. As of December 31, 2003, Platinum Results, Inc. was dissolved.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses (See Note #5), the valuation of foreclosed real estate (See Note #7) and deferred tax assets (See Note #16).

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks, Federal funds sold, and overnight repurchase agreements. Generally, Federal funds are sold for one day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. We were in compliance with the reserve requirements as of December 31, 2003.

Investment Securities

Securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts over the period to maturity, or to an earlier call, if appropriate, on a straight-line basis. Such securities include those that management intends and has the ability to hold into the foreseeable future.

Securities are considered available-for-sale if they would be sold under certain conditions, among these being changes in interest rates, fluctuations in deposit levels or loan demand, or need to restructure the portfolio to better match the maturity or interest rate characteristics of liabilities with assets. Securities classified as available-for-sale are accounted for at their current fair value rather than amortized historical cost. Unrealized gains or losses are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in stockholders equity (See Note #2).

Loans and Interest on Loans

Loans are stated at unpaid principal balances, net of deferred loan fees and unearned discounts. The Bank recognizes loan origination fees to the extent they represent reimbursement for initial direct costs, as income at the time of loan boarding. The excess of fees over costs, if any, is deferred and recognized as an adjustment to yield of the loan (See Note #3).

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to make all payments due according to the contractual terms of the loan agreement. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

For impairment recognized in accordance with FASB Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, the entire change in the present value of expected cash flows of an impaired loan is reported either as provision for loan losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for loan losses that otherwise would be reported (See Note #5).

Provision for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current and anticipated economic and market conditions. The provision for the current increase to the allowance for loan losses is charged to expense (See Note #5).

Direct Lease Financing

The investment in lease contracts is recorded using the finance method of accounting. Under the finance method, an asset is recorded in the amount of the total lease payments receivable and estimated residual value, reduced by unearned income. Income, represented by the excess of the total receivable over the cost of the related asset, is recorded in income in decreasing amounts over the term of the contract based upon the principal amount outstanding. The financing lease portfolio consists of equipment leases with terms from three to seven years.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures and twenty to thirty years for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for improvements or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred (See Note #6).

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenue and expenses from the operation of those properties and additions to the valuation allowance are included in other expenses (See Note #7).

Loan Sales and Servicing

Gains and losses from the sale of participating interests in loans guaranteed by the Small Business Administration ("SBA") are recognized based on the premium received or discount paid and the cost basis of the portion of the loan sold. The cost basis of the portion of the loan sold is arrived at by allocating the total cost of each loan between the guaranteed portion of the loan sold and the unguaranteed portion of the loan retained, based on their relative fair values. The book value allocated to the unguaranteed portion of the loan, if less than the principal amount, is recorded as a discount on the principal amount retained. The discount is accreted to interest income over the remaining estimated life of the loan. We retain the servicing on the portion of the loans sold and recognize income on the servicing fees when they are received.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to the extent necessary to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits for deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods (See Note #16).

Comprehensive Income

Beginning in 1998, we adopted Statement of Financial Accounting Standards No. 130, *"Reporting Comprehensive Income,"* which requires the disclosure of comprehensive income and its components. Changes in unrealized gain (loss) on available-for-sale securities net of income taxes is the only component of our accumulated other comprehensive income.

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Earnings per share and stock option amounts have been retroactively restated to give effect to all stock dividends (See Note #17).

Stock-Based Compensation

SFAS No. 123, *"Accounting for Stock-Based Compensation,"* encourages, but does not require, companies to record compensation costs for stock-based employee compensation plans at fair value. We have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Accordingly, compensation costs for stock options is measured as the excess, if any, of the quoted market price of our shares of common stock at the date of the grant over the amount an employee must pay to acquire the stock.

Had compensation cost for our stock options plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001
Net income:			
As reported	$8,421	$7,694	$6,850
Stock-Based compensation using the intrinsic value method	–	–	–
Stock-Based compensation that would have been reported using the fair value method of SFAS 123	$ (318)	$ (132)	$ (154)
Pro forma	8,103	7,562	6,696
Per share data:			
Net income – Basic			
As reported	$ 1.27	$ 1.17	$ 1.04
Pro forma	$ 1.22	$ 1.15	$ 1.01
Net income – diluted			
As reported	$ 1.18	$ 1.09	$ 0.99
Pro forma	$ 1.13	$ 1.06	$ 0.97

Disclosure About Fair Value of Financial Instruments

SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The estimated fair value amounts of our financial instruments have been determined by us using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimate of fair value. Accordingly, the estimates are not necessarily indicative of the amounts we could have realized in a current market exchange. The use of different market assumptions and/or estimates of methodologies may have a material effect on the estimated fair value amounts.

Although we are not aware of any factor that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet date and, therefore, current estimates of fair value may differ significantly from the amounts presented in the accompanying notes (See Note #20).

Current Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, *""Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003; however, adoption of SFAS No. 149 did not, during 2003, and is not expended to have a material impact on the Bank's financial statements.

In May 2003, FASB issued SFAS No. 150 *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003; however, adoption of SFAS No. 150 did not, during 2003, and is not expected to have a material impact on the Bank's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities an Interpretation of ARB NO. 51* ("FIN 46"); and in December 2003, FASB issued a revision ("FIN 46R"). FIN 46 and FIN 46R address the requirements for consolidation by business enterprises of variable interest entities. It has been determined that subsidiary business trusts formed by bank holding companies to issue trust preferred securities and lend the proceeds to the parent holding company do not meet the definition of a variable interest entity and therefore may no longer be consolidated for financial reporting purposes. Bank holding companies have previously consolidated these entities and reported the trust preferred securities as liabilities in the consolidated financial statements. *Accordingly, effective December 31, 2003 we ceased consolidating our trust preferred* securities which, however did not have a material impact on our financial statements. For additional disclosure regarding the potential impact on regulatory capital requirements, see the Note 19 – Regulatory Matters.

Reclassifications

Certain reclassifications were made to prior years' presentations to conform to the current year.

NOTE #2 - INVESTMENT SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their approximate fair market values at December 31, were as follows (in thousands):

Held-To-Maturity Securities	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$ 201	$ –	$ –	$ 201
Other Government Agency Securities	1,940	12	–	1,952
Municipal Agencies	4,448	268	–	4,716
Other Securities	2,311	–	–	2,311
Total Held-To-Maturity Securities	$8,900	$280	$ –	$9,180

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$ 349	$ 10	$ –	$ 359
Other Government Agency Securities	1,941	86	–	2,027
Municipal Agencies	4,678	295	–	4,973
Other Securities	2,311	–	–	2,311
Total Held-To-Maturity Securities	$ 9,279	$391	$ –	$ 9,670

Available-For-Sale Securities	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Securities	$ 373	$ 2	$ –	$ 375
Government Agency Securities	124,776	487	344	124,919
Certificates of Participation	840	23	–	863
Municipal Agencies	6,172	136	2	6,306
Mortgage-Back Securities	2,366	10	1	2,375
Other Securities	1,954	–	142	1,812
Total Available-for-Sale	$136,481	$658	$489	$136,650

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government Agency Securities	$57,534	$518	$ –	$58,052
Certificates of Participation	1,835	55	–	1,890
Municipal Agencies	1,250	54	–	1,304
Mortgage-Back Securities	523	13	–	536
Other Securities	10,006	1	290	9,717
Total Available-for-Sale	$71,148	$641	$290	$71,499

The Bank's portfolio of securities primarily consists of investment-grade securities. The fair value of actively traded securities is determined by the secondary market, while the fair value for non-actively-traded securities is based on independent broker quotations.

Non-rated certificates of participation evidencing ownership interest in the California Statewide Communities Development Authority - San Joaquin County Limited Obligation Bond Trust with book values of $840,000 and $1,835,000 and market values of $863,000 and $1,890,000 at December 31, 2003 and 2002, respectively.

Proceeds from maturities of investment securities held-to-maturity during 2003, were $955,000. Proceeds from maturities of investment securities available-for-sale during 2003, were $109,830,000. There were no gains or losses recognized.

Proceeds from maturities of investment securities held-to-maturity during 2002, were $3,775,000. Proceeds from maturities of investment securities available-for-sale during 2002, were $89,172,000. There were no gains or losses recognized.

Proceeds from maturities of investment securities held-to-maturity during 2001, were $3,545,000. Proceeds from maturities of investment securities available-for-sale during 2001, were $13,806,000. There were no gains or losses recognized.

Securities with book values of $16,602,000 and $15,688,000 and market values of $16,596,000 and $16,069,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The amortized cost, estimated fair value and average yield of securities held to maturity at December 31, 2003, by contractual maturity were as follows (in thousands):

	Held-to-Maturity Securities		
Maturities Schedule of Securities December 31, 2003	Amortized Cost	Fair Value	Average Yield
Due in one year or less	$4,677	$4,695	2.48%
Due after one year through five years	1,823	1,918	4.85%
Due after five years	2,400	2,567	5.32%
Carried at Amortized Cost	$8,900	$9,180	3.73%

The amortized cost, estimated fair value and average yield of securities available for sale at

December 31, 2003, by contractual maturity were as follows (in thousands):

Maturities Schedule of Securities December 31, 2003	Available-for-Sale Securities Amortized Cost	Fair Value	Average Yield
Due in one year or less	$ 4,343	$ 4,426	3.77%
Due after one year through five years	115,868	115,982	3.06%
Due after five years through ten years	9,926	9,971	4.04%
Due after ten years	6,344	6,271	2.94%
Carried at Fair Value	$136,481	$136,650	3.15%

In the case of both securities held to maturity and securities available for sale, the average yields are based on effective rates of book balances at the end of each year. Yields are derived by dividing interest income, adjusted for amortization of premiums and accretion of discounts, by total amortized cost.

NOTE #3 - LOANS

The composition of the loan portfolio at December 31, 2003 and 2002, was as follows (in thousands):

	2003	2002
Commercial, financial and agricultural	$ 44,855	$ 44,136
Real Estate - construction	27,077	34,492
Real Estate - mortgage		
Commercial	360,751	331,108
Residential	20,812	26,599
Loans to individuals for household, family, and other personal expenditures	3,816	4,073
All other loans (including overdrafts)	2,263	508
	459,574	440,916
Deferred income on loans	(54)	(67)
Loans, net of deferred income	$459,520	$440,849

Nonaccruing loans totaled approximately $608,000 and $1,455,000 at December 31, 2003 and 2002, respectively. Interest income that would have been recognized on nonaccrual loans if they had performed in accordance with the terms of those loans was approximately $90,000, $117,000, and $197,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

At December 31, 2003 and 2002, we had approximately $120,000 and $5,000, respectively, of loans that were past due 90 days or more in interest or principal but which were still accruing interest. These loans are collateralized and in the process of collection.

NOTE #4 - DIRECT LEASE FINANCING

We lease equipment to customers under agreements which range generally from three to seven years. Executory costs are paid by the lessee and leases do not include any contingent rental features. The net investments in direct lease financing at December 31, 2003 and 2002, consists of the following (in thousands):

	2003	2002
Lease payments receivable	$597	$1,329
Unearned income	(69)	(118)
Total	$528	$1,211

At December 31, 2003, future minimum lease payments receivable under direct financing leases are as follows (in thousands):

Year	
2004	$230
2005	127
2006	123
2007	88
2008	29
Thereafter	-
	597
Less unearned income	(69)
Total	$528

NOTE #5 - ALLOWANCE FOR LOAN AND LEASE LOSSES

Transactions in the reserve for loan and lease losses are summarized as follows (in thousands):

	2003	2002	2001
Balance, Beginning of Year	$4,619	$4,206	$3,692
Recoveries on loans previously charged off	63	48	102
Provision charged to operating expense	348	460	498
Loans charged off	(83)	(95)	(86)
Balance, End of Year	$4,947	$4,619	$4,206

We treat all nonaccruing loans and troubled debt restructurings as impaired loans. The allowances for loan losses related to impaired loans amounted to approximately $18,800 and $38,000 for the years ended December 31, 2003 and 2002, respectively, and those allowances are included in the above balances. The average balance of these loans amounted to approximately $1,140,000 and $2,428,000 for the years ended December 31, 2003 and 2002, respectively. During 2003, cash receipts totaling approximately $2,086,000 were applied to reduce the principal balances of, and $39,000 was recognized as interest income on impaired loans. During 2002, cash receipts totaling approximately $104,740 were applied to reduce the principal balances of, and no interest income was recognized on, impaired loans.

NOTE #6 - BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment are summarized as follows (in thousands):

	2003	2002
Buildings	$ 2,424	$ 2,424
Furniture and equipment	10,156	9,885
Leasehold improvements	3,734	3,650
	16,314	15,959
Less: Accumulated depreciation and amortization	(11,628)	(10,836)
	4,686	5,123
Land	375	375
Total	$ 5,061	$ 5,498

We lease land and buildings under noncancelable operating leases expiring at various dates through 2014. The following is a schedule of future minimum lease payments based upon obligations at year-end (in thousands):

Year	
2004	$1,353
2005	1,190
2006	881
2007	702
2008	577
Thereafter	1,956
Total	$6,659

Total rental expense for the three years ended December 31, 2003, 2002, and 2001, was $1,407,000, $1,353,000, and $1,329,000, respectively.

NOTE #7 - OTHER REAL ESTATE OWNED

Other Real Estate Owned is carried at the estimated fair value of the real estate. An analysis of the transactions for December 31, 2003 and 2002, were as follows (in thousands):

	2003	2002
Balance, Beginning of Year	$387	$2,182
Additions	-	33
Valuation adjustments and other reductions	(387)	(1,828)
Balance, End of Year	$ -	$ 387

The balances at December 31, 2003 and 2002 are shown net of reserves of $-0- and $-0-, respectively.

Transactions in the reserve for other real estate owned are summarized for December 31, 2003, 2002, and 2001 as follows (in thousands):

	2003	2002	2001
Balance, Beginning of Year	$—	$125	$ —
Provision charged to other expense	—	—	125
Charge-offs and other reductions	—	(125)	—
Balance, End of Year	$—	$—	$125

NOTE #8 - DEPOSITS

At December 31, 2003, the scheduled maturities of time deposits are as follows (in thousands):

Year	
2004	$70,139
2005	3,851
2006	276
2007	332
2008	13
Thereafter	—
Total	$74,601

Directors and executive officers of the Company and the Bank accounted for $1,252,000 of the Bank's deposits as of December 31, 2003.

NOTE #9 - JUNIOR SUBORDINATED DEBENTURES

On December 6, 2002, the Company issued $8,248,000 of Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures") to Foothill Independent Statutory Trust I, a Connecitcut business trust (the "Trust"). These Debentures, which are subordinated, effectively, to all other borrowings of the Company, become due and payable on December 26, 2032, but are redeemable, at par, at the Company's option after December 26, 2007, or at any time upon the occurence of a circumstance that would adversely affect the tax or capital treatment of the Debentures. Interest is payable quarterly on the Subordinated Debentures at the 3-Month LIBOR plus 3.25%. At December 31, 2003 that rate was 4.42%. The Company also purchased a 3% minority interest totaling $248,000 in the Trust, which is included in other assets.

Until December 31, 2003 the Trust was treated, for accounting purposes, as a consolidated subsidiary of the Company. Under FASB Interpretation (FIN) No. 46, *"Consolidation of Variable Interest Entities, an interpretation of ARB No. 51"*, which became effective on December 31, 2003, the Company ceased consolidating the Trust into its consolidated financnail statements. The Federal Reserve Board had ruled that certain mandatorily redeemable preferred securities of a consolidated entities of bank holding companies qualify as Tier 1 Capital. The Federal Reserve Board is evaluating whether FIN No. 46 will affect this ruling: but has not indicated an intention to change its ruling. Accordingly, at December 31, 2003 the net amount of the Subordinated Debentures was included in our Tier 1 Capital for regulatory capital purposes.

NOTE #10 - STOCK OPTION PLANS

The Company maintains an employee incentive and nonqualified stock option plan which was approved by its stockholders in 1993 (the "1993 Option Plan"). The Company applies APB Opinion No. 25 and related interpretations in accounting with respect to this Option Plan. Accordingly, no compensation cost has been recognized with respect to options granted under the 1993 Option Plan.

The 1993 Option Plan provided for the issuance of up to an aggregate of 1,147,041 shares of the Company Common Stock (as adjusted for stock dividends), pursuant to options that could be granted to officers, key employees and directors of the Company and its subsidiaries at prices that were not less than the fair market value of such shares at dates of grant. Generally, options were granted under this Plan for a term of up to 10 years. This Plan expired in 2003 and the Company no longer may grant options under this Plan; however, options granted prior to the expiration date of the Plan will continue to remain outstanding until they are exercised, expire or are terminated pursuant to the terms of the Plan.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2002 and 2001, respectively: risk-free rates of 2.57% and 4.37%, dividend yields of 3% and 3%, expected life of five years; and volatility of 30% and 31%.

Information with respect to the number of shares of common stock that were subject to options granted or exercised, and those that expired without exercise, under the 1993 Option Plan during the years ended December 31, 2003, 2002, and 2001, the weighted exercise prices thereof, and the number of shares subject to exercisable options at the end of each of those years, is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, Beginning of Year	997,122	$7.80	1,003,190	$ 7.15	1,076,305	$ 7.25
Granted	—	—	14,257	12.46	47,673	10.12
Exercised	(330,732)	(6.18)	(15,595)	(7.16)	(106,285)	(5.89)
Forfeited	(4,792)	(7.06)	(4,730)	(10.29)	(14,503)	(10.42)
Outstanding, End of Year	661,598	$7.78	997,122	$ 7.80	1,003,190	$ 7.15
Options exercisable at year end	655,915	$7.76	955,190	$ 7.11	847,840	$ 7.15
Weighted average fair value of options granted during the year	$ —		$ 2.25		$ 2.80	

The Company also maintains an employee incentive and nonqualified stock option plan which was approved by its stockholders in 2003 (the "2003 Option Plan"). The Company applies APB Opinion No. 25 and related interpretations in accounting with respect to this Option Plan. Accordingly, no compensation cost has been recognized with respect to options granted under the 2003 Option Plan.

At December 31, 2003, the 2003 Option Plan provided for the issuance of up to an aggregate of 490,500 shares of the Company common stock (retroactively adjusted for a 9% stock dividend declared in November, 2003). Options to purchase those shares may be granted to officers, key employees and directors of the Company and its subsidiaries, at prices that are not less than the fair market value of such shares at dates of grant. Options granted expire within a period of not more than ten years from the dates on which the options are granted.

The fair value of each option grant under the 2003 Option Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2003: risk-free rate of 3.07%, dividend yield of 2.3%, expected life of five years, and volatility of 27%.

2003 Stock Option Plan	2003	
	Shares	Weighted Average Exercise Price
Outstanding, Beginning of Year		
Granted	170,040	$16.93
Exercised	—	—
Forfeited	—	—
Outstanding, End of Year	170,040	$16.93
Options exercisable at year end	92,485	$16.93
Weighted average fair value of options of options granted during the year	$3.78	

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.18 to $5.36	155,211	1.76	$ 4.89	155,211	$ 4.89
$9.47 to $9.54	360,158	3.95	7.62	360,155	7.62
$10.07 to $13.77	146,229	5.97	11.24	140,549	11.29
$15.50 to $16.97	115,540	9.30	16.24	79,363	16.03
$17.20 to $20.20	54,500	9.61	18.40	13,122	18.33
$4.18 to $20.20	831,638			748,400	

NOTE #11 - DEFINED CONTRIBUTION PLAN (401K)

The Company sponsors a defined contribution pension plan that covers all employees with 1,000 or more hours worked in a year. Contributions to the plan are based on the employee's gross salary less the IRS Section 125 flex plan. For the years ending December 31, 2003, 2002, and 2001, the Company's contributions to that Plan amounted to approximately $311,000, $179,000, and $248,000, respectively.

NOTE #12 - DEFERRED COMPENSATION

The Bank maintained a nonqualified, unfunded deferred compensation plan for certain key management personnel whereby they may defer compensation which will then provide for certain payments upon retirement, death, or disability. The plan provides for payments for ten years commencing upon retirement. The plan provides for reduced benefits upon early retirement, disability, or termination of employment. The deferred compensation expense for 2003 was $428,000 ($253,000 net of income taxes), 2002 was $428,000 ($253,000 net of income taxes), and 2001 was $378,000 ($223,020 net of income taxes).

NOTE #13 - RESTRICTION ON TRANSFERS OF FUNDS TO PARENT

There are legal limitations on the ability of the Bank to provide funds to the Company. Dividends declared by the Bank may not exceed, in any calendar year, without the prior approval of the California Commissioner of Financial Institutions, net income for the year and the retained net income for the preceding two years. Section 23A of the Federal Reserve Act restricts the Bank from extending credit to the Company and other affiliates of the Company amounting to more than 20% of its contributed capital and retained earnings. At December 31, 2003, the maximum combined amount of funds that were available from these two sources was approximately $26,125,000 or 43% of consolidated stockholders' equity.

NOTE #14 - STOCK DIVIDEND

On November 26, 2003, the Board of Directors declared a 9% stock dividend payable on January 29, 2004, to stockholders of record on January 8, 2004. All references in the accompanying financial statements to the number of common shares and per share amounts for all years presented have been restated to reflect the stock dividend.

NOTE #15 - OTHER EXPENSES

The following is a breakdown of other expenses for the years ended December 31, 2003, 2002, and 2001 (amounts in thousands):

	2003	2002	2001
Data processing	$1,575	$1,416	$1,248
Marketing expenses	1,156	982	1,086
Office supplies, postage and telephone	1,090	1,117	1,086
Bank insurance	559	529	448
Supervisory assessments	148	123	127
Professional fees	1,000	1,170	1,287
Operating losses	213	175	151
OREO expenses	10	35	197
Other	1,909	1,944	1,724
Total	$7,660	$7,491	$7,354

NOTE #16 - INCOME TAXES

The provisions for income taxes consist of the following (amounts in thousands):

	2003	2002	2001
Tax provision applicable to income before income taxes	$4,726	$4,378	$3,926
Federal Income Tax			
Current	3,564	3,570	3,048
Deferred	(250)	(388)	(174)
State Franchise Tax			
Current	1,503	1,334	1,095
Deferred	(91)	(138)	(43)
Total	$4,726	$4,378	$3,926

The following is a summary of the components of the deferred tax assets accounts recognized in the accompanying statements of financial condition as of December 31 (amounts in thousands):

	2003	2002	2001
Deferred Tax Assets			
Allowance for loan losses due to tax limitations	$1,667	$1,502	$1,137
Deferred compensation plan	1,373	1,201	1,050
Allowance for other real estate owned	–	–	129
Other assets and liabilities	438	267	80
Total Deferred Tax Assets	3,478	2,970	2,396
Deferred Tax Liabilities			
Premises and equipment due to depreciation difference	(336)	(295)	(384)
Other assets and liabilities	(320)	(269)	–
Net unrealized appreciation on available-for-sale securities	(4)	(89)	(37)
Net Deferred Tax Assets	$2,818	$2,317	$1,975

As a result of the following items, the total tax expenses for 2003, 2002, and 2001, were less than the amount computed by applying the statutory U.S. Federal income tax rate to income before taxes (dollars in thousands):

	2003		2002		2001	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Federal rate	$4,465	34.0	$4,104	34.0	$3,664	34.0
Changes due to State income tax, net of Federal tax benefit	932	7.1	857	7.1	765	7.1
Exempt income	(517)	(3.9)	(570)	(4.7)	(547)	(2.7)
Other, net	(154)	(1.2)	(13)	(0.1)	44	(2.0)
Total	$4,726	36.0	$4,378	36.3	$3,926	36.4

NOTE #17 - EARNINGS PER SHARE (EPS)

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute earnings per share ("EPS"). All amounts in the table are in thousands. Shares have been retroactively restated to give effect to 9% stock dividend declared November 26, 2003 to shareholders on January 29, 2004 to shareholders of record January 8, 2004.

	2003		2002		2001	
	Income	Shares	Income	Shares	Income	Shares
Net income as reported	$8,421		$7,694		$6,850	
Shares outstanding at year end	—	6,703	—	6,575	—	6,551
Impact of weighting shares purchased during the year	—	(90)	—	(12)	—	20
Used in Basic EPS	8,421	6,613	7,694	6,563	6,850	6,571
Dilutive effect of outstanding stock options	—	527	—	497	—	341
Used in Dilutive EPS	$8,421	7,140	$7,694	7,060	$6,850	6,912

NOTE #18 - COMMITMENTS AND CONTINGENCIES

The Bank is involved in various litigation that has arisen in the ordinary course of its business. In the opinion of management, the disposition of pending litigation will not have a material effect on the Company's financial statements.

In the normal course of business, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby commercial letters of credit. To varying degrees, these instruments involve elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At December 31, 2003 and 2002, the Bank had commitments to extend credit of $46,022,000 and $83,586,000, respectively, and obligations under standby letters of credit of $1,422,000 and $1,404,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, residential properties and properties under construction.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

We have a line of credit at the Federal Home Loan Bank of approximately $29 million which is secured by pledged securities. We also have lines of credit at our correspondent banks to borrow fed funds of approximately $13 million.

NOTE #19 - REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Under applicable law and government regulations, a failure by the Company to meet certain minimum capital requirements would result in the imposition of operational restrictions and other requirements and the possible initiation of additional discretionary actions by government regulatory agencies that could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital requirements that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The most recent notification from the federal regulators categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts (set forth in the table below) of total capital and Tier 1 capital (as defined in the regulations) and ratios of total capital and Tier 1 capital to risk-weighted assets (also as defined in the regulations), and to average assets (as defined).

The following table compares, as of December 31, 2003 and December 31, 2002, the total capital and Tier 1 capital of the Company (on a consolidated basis), and that of the Bank, to the capital requirements imposed by government regulations (with amounts stated in thousands):

FOOTHILL INDEPENDENT BANCORP	Actual		Capital Needed: For Capital Adequacy Purposes		Capital Needed: To Be Well Capitalized Under Prompt Corrective Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total capital to risk-weighted assets	$73,541	14.1%	$41,606	8.0%	N/A	N/A
Tier 1 capital to risk-weighted assets	68,531	13.2%	20,803	4.0%	N/A	N/A
Tier 1 capital to average assets	68,531	9.9%	27,736	4.0%	N/A	N/A
As of December 31, 2002:						
Total capital to risk-weighted assets	$69,749	14.2%	$39,278	8.0%	N/A	N/A
Tier 1 capital to risk-weighted assets	65,130	13.3%	19,639	4.0%	N/A	N/A
Tier 1 capital to average assets	65,130	10.8%	24,047	4.0%	N/A	N/A

FOOTHILL INDEPENDENT BANK	Actual		Capital Needed: For Capital Adequacy Purposes		Capital Needed: To Be Well Capitalized Under Prompt Corrective Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total capital to risk-weighted assets	$71,619	13.8%	$41,504	8.0%	$51,880	10.0%
Tier 1 capital to risk-weighted assets	66,610	12.8%	20,752	4.0%	31,128	6.0%
Tier 1 capital to average assets	66,610	9.7%	27,607	4.0%	34,509	5.0%
As of December 31, 2002:						
Total capital to risk-weighted assets	$60,860	12.6%	$38,760	8.0%	$48,450	10.0%
Tier 1 capital to risk-weighted assets	56,241	11.6%	19,380	4.0%	29,070	6.0%
Tier 1 capital to average assets	56,241	9.4%	23,932	4.0%	29,915	5.0%

As disclosed in Note #9 – Junior Subordinated Debentures, subject to percentage limitations, the proceeds from the issuance of trust preferred securities are considered Tier 1 capital of the Company for regulatory purposes. However, as a result of the issuance of FIN 46 and FIN 46R, the Company's trust subsidiary that issued the trust preferred securities is no longer consolidated in the Company's financial statements and therefore the proceeds received by the trust subsidiary from its sale of the trust preferred securities, which were transferred to the Company in exchange for the Company's issuance of the Junior Subordinated Debentures is reported in these financial statements as subordinated debt of the Company. The Federal Reserve Board has indicated that it would review the regulatory implications of this change in financial reporting on the continued inclusion of these amounts in regulatory capital. The Federal Reserve Board has advised bank holding companies to continue to report the amount of the trust preferred securities in regulatory reports as a minority interest and thereby included in Tier 1 capital.

NOTE #20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents the carrying amounts and fair values of financial instruments at December 31, 2003 and 2002 (with dollars in thousands). FAS Statement 107, *"Disclosures about Fair Value of Financial Instruments,"* defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point-in-time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holding of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, future expected loss experience and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment, and therefore can not be determined with precision. Changes and assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of financial instruments:

- Investment Securities

  For U.S. Treasury and U.S. Government Agency securities, fair values are based on market prices. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities as the basis for a pricing matrix.

- Loans

  The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of the future cash flows expected to be received from the various homogeneous categories of loans. All loans have been adjusted to reflect changes in credit risk.

- Deposits

  The fair value of demand deposits, money market deposits, savings accounts and NOW accounts is defined as the amounts payable on demand at December 31, 2003, and December 31, 2002. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits.

- Short-Term Borrowings/Junior Subordinated Debentures

  Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

	December 31, 2003		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 53,065	$ 53,065	$ 58,965	$ 58,965
Investment securities and deposits	153,700	152,164	98,700	97,365
Loans	459,574	494,162	440,849	445,771
Direct lease financing	528	542	1,211	1,200
Cash surrender value	11,491	11,491	6,778	6,778

Financial Liabilities				
Deposits	612,050	611,616	534,562	536,520
Short-Term borrowings	—	—	—	—
Junior subordinated debentures	8,248	8,248	8,248	8,248
Unrecognized Financial Instruments				
Commitments to extend credit	46,022	460	55,933	559
Standby letters of credit	1,422	14	1,404	14

NOTE #21 - CONDENSED FINANCIAL INFORMATION OF FOOTHILL INDEPENDENT BANCORP (PARENT COMPANY)

BALANCE SHEETS

	2003	2002	2001
		(In thousands)	
Assets			
Cash	$ 371	$ 508	$ 122
Interest-bearing deposits in financial institutions	297	1,500	—
Investment securities available-for-sale	—	5,996	—
Investment in subsidiaries	67,194	57,240	51,361
Accounts receivable	908	285	385
Prepaid expenses	289	264	76
Accrued interest and other assets	—	68	—
Total Assets	$69,059	$65,861	$51,944
Liabilities and Stockholders' Equity			
Liabilities			
Accounts payable	$ 23	$ 37	$ 92
Long term debentures	8,248	8,248	—
	8,271	8,285	$ 92
Stockholders' Equity			
Common stock	6	6	6
Additional paid-in capital	67,194	52,449	42,892
Retained earnings (deficit)	(6,412)	5,121	8,954
Total Stockholders' Equity	60,788	57,576	51,852
Total Liabilities and Stockholders Equity	$69,059	$65,861	$51,944

STATEMENTS OF INCOME

	2003	2002	2001
Income			
Equity in undistributed income of subsidiaries	$ 8,910	$ 8,072	$ 7,197
Interest income	29	4	—
	8,939	8,076	7,197
Expense			
Amortization and other expenses	860	646	560
Total Operating Income	8,079	7,430	6,637
Tax benefit of parent's operating expenses	342	264	213
Net Income	$ 8,421	$ 7,694	$ 6,850

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
Cash Flows From Operating Activities		(In thousands)	
Cash received for tax benefit from Foothill Independent Bank	$ 264	$ 213	$175
Interest received	33	—	—
Cash paid for operating expenses	(1,173)	(779)	(629)
Net Cash Provided (Used) By Operating Activities	(876)	(566)	(454)
Cash Flows from Investing Activities			
Purchase of deposits in other financial institutions	1,203	(1,500)	—
Purchase of investment securities available-for-sale	5,996	(5,999)	—
Capital contributed to subsidiary	(4,000)	(248)	(150)
Net Cash Provided (Used) By Investing Activities	3,199	(7,747)	(150)
Cash Flows From Financing Activities			
Dividends paid	(4,158)	(2,375)	(2,184)
Dividends received from Foothill Independent Bank	2,650	2,630	4,280
Issuance of debentures	—	8,248	
Proceeds from stock purchased	—	98	288
Proceeds from exercise of stock options	2,610	98	52
Capital stock repurchased	(3,562)	—	(1,908)
Net Cash Provided (Used) By Financing Activities	(2,460)	8,699	528
Net Increase (Decrease) in Cash	(137)	386	(76)
Cash, Beginning of Year	508	122	198
Cash, End of Year	$ 371	$ 508	$ 122
Reconciliation of Net Increase to Net Cash Provided by Operating Activities			
Net Income	$8,421	$7,694	$6,850
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Amortization	8	—	42
Undistributed earnings of subsidiaries	(8,910)	(8,072)	(7,197)
(Increase) Decrease in accounts receivable	(360)	(51)	(39)
Increase in accrued interest receivable	4	(4)	—
Increase in prepaid expenses	(25)	(188)	(57)
Increase (Decrease) in accounts payable	(14)	55	(53)
Total Adjustments	(9,297)	(8,260)	(7,304)
Net Cash Provided (Used) by Operating Activities	$ (876)	$ (566)	$ (454)

NOTE #22 - SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following quarterly financial information for the Company and its subsidiaries for the two years ended December 31, 2003 and 2002, is summarized below:

	2003			
	FIRST	SECOND	THIRD	FOURTH
	(In thousands, except per share amounts)			
Summary of Operations				
Interest income	$8,609	$8,556	$9,317	$9,198
Interest expense	1,104	1,138	1,043	998
Net interest income	7,505	7,418	8,274	8,200
Provision for loan losses	—	100	200	48
Net interest income after provision for loan losses	7,505	7,318	8,074	8,152
Other income	1,350	1,434	1,416	1,413
Other expense	5,672	5,664	6,077	6,102
Income before taxes	3,183	3,088	3,413	3,463
Applicable income taxes	1,152	1,115	1,215	1,244
Net Income	$2,031	$1,973	$2,198	$2,219
Earnings Per Share - Basic	$ 0.31	$ 0.30	$ 0.33	$ 0.33
Earnings Per Share - Diluted	$ 0.29	$ 0.28	$ 0.31	$ 0.31

	2002			
	FIRST	SECOND	THIRD	FOURTH
	(In thousands, except per share amounts)			
Summary of Operations				
Interest income	$8,622	$8,814	$8,732	$8,643
Interest expense	1,384	1,254	1,244	1,157
Net interest income	7,238	7,560	7,488	7,486
Provision for loan losses	100	150	110	100
Net interest income after provision for loan losses	7,138	7,410	7,378	7,386
Other income	1,346	1,658	1,255	1,435
Other expense	5,527	5,948	5,593	5,866
Income before taxes	2,957	3,120	3,040	2,955
Applicable income taxes	1,075	1,127	1,100	1,076
Net Income	$1,882	$1,993	$1,940	$1,879
Earnings Per Share - Basic	$ 0.29	$ 0.30	$ 0.30	$ 0.28
Earnings Per Share - Diluted	$ 0.29	$ 0.28	$ 0.28	$ 0.26

Independent Auditors Report

Board of Directors and Stockholders
Foothill Independent Bancorp and Subsidiaries
Glendora, California

We have audited the accompanying consolidated balance sheets of Foothill Independent Bancorp and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and changes in stockholders' equity and statements of cash flows for the three years ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foothill Independent Bancorp and Subsidiaries as of December 31, 2003 and 2002, and the results of its operations and cash flows for the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Vavrinek, Trine, Day + Co., LLP

Vavrinek, Trine, Day & Co., LLP
Rancho Cucamonga, California
January 23, 2004

Foothill Independent Bancorp Organization

Board of Directors

William V. Landecena
Chairman of the Board

George E. Langley
President
Chief Executive Officer

Richard Galich
Physican

O. L. Mestad
President, Orvco Inc.

George Sellers
Accountant
Merchants Bookkeeping

Douglas F. Tessitor
CLU, ChFC
Northwestern Mutual Life

Max E. Williams
Architect/Partner
Williams Chiao
Architects, LLP

Foothill Independent Bancorp/Bank Executive Management

George E. Langley
President
Chief Executive Officer

Casey "Joe" Cecala
Executive Vice President
Chief Credit Officer

Carol Ann Graf
Senior Vice President
Secretary
Chief Financial Officer

Investor Relations

Susan Hickam
(800) 500-BANK (CA Only)
(626) 963-8551 • (909) 599-9351
shickam@foothillbank.com
www.foothillbank.com

Legal Counsel
Stradling Yocca Carlson & Rauth
660 Newport Center Drive,
Suite 1600
Newport Beach, California 92660

Stock Listing

NASDAQ
Symbol: FOOT

Transfer Agent & Registrar

Registrar & Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com

Locations

Chino
4012 Grand Ave.
Suite A
(909) 517-1729



Irwindale
5155 Irwindale Ave.
(626) 814-1441



Claremont
223 W. Foothill Blvd.
(909) 621-0519



Monrovia
515 S. Myrtle Ave.
(626) 357-9957



Corona
1050 W. Sixth St.
(909) 735-7426



Ontario
2401 S. Grove Ave.
(909) 947-1126



Covina
728 S. Citrus Ave.
(626) 967-2514



Rancho Cucamonga
9709 Baseline Rd.
(909) 980-4331



Glendale
801 N. Brand Blvd.
(818) 241-1566



Temecula
27576 Ynez Rd.
(909) 693-2511


FOOTHILL INDEPENDENT BANK

Glendora
510 S. Grand Ave.
(626) 963-8551



Upland
569 N. Mountain Ave.
(909) 981-8611



FOOTHILL INDEPENDENT BANK

Member FDIC